Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
GOLDEN STAR RESOURCES LTD.

TO BE HELD MAY 7, 2020

MANAGEMENT INFORMATION CIRCULAR

DATED MARCH 12, 2020

TABLE OF CONTENTS

GOLDEN STAR RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
BY ORDER OF THE BOARD OF DIRECTORS	2
MANAGEMENT INFORMATION CIRCULAR	1
PART I – VOTING INFORMATION	1
Who May Vote	1
Proxies	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	2
Advice to Beneficial Shareholders	2
Voting of Proxies	3
Interest of Certain Persons in Matters to be Acted Upon	4
Record Date, Voting Securities and Principal Holders of Voting Securities	4
Votes Necessary to Pass Resolutions	5
PART II – BUSINESS OF THE MEETING	5
1. Receiving the Financial Statements	5
2. Election of Directors	5
3. Appointment of Auditors	17
4. Approval of U.K. Performance Share Unit Plan	17
5. Advisory Vote on Golden Star’s Approach to Executive Compensation	20
PART III – REPORT ON CORPORATE GOVERNANCE PRACTICES	22
Board Composition	22
Board Responsibilities	24
Director Responsibilities	25
Role and Composition of Board Committees	25
Audit Committee	26
Compensation Committee	26
Corporate Responsibility Committee	26
Nominating and Corporate Governance Committee	27
Technical Committee	27
Meetings of Independent Directors	27
Meetings and Attendance	28
Position Descriptions	28
Chair	28
Committee Chair	28
Chief Executive Officer	29
Director Orientation and Continuing Education	29
Risk Management	29
Ethical Behaviour	30

Business Conduct and Ethics Policy	30
Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers	30
Insider Trading and Reporting Policy	31
Whistleblower Policy	31
Performance Assessment	31
Shareholder Communications	32
PART IV – REPORT ON DIRECTOR COMPENSATION & EQUITY OWNERSHIP	33
Initial Equity Award	33
Annual Cash Retainers	33
Annual Equity Awards	33
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2019	34
Value Vested or Earned During the Year	34
Option Exercises During the Year	35
Share Ownership Requirement	35
Summary Compensation Table	35
PART V – REPORT ON EXECUTIVE COMPENSATION	37
Compensation Committee Report	37
Compensation Discussion and Analysis	38
Named Executive Officers for 2019	39
Compensation Governance	39
Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2019	54
Termination and Change of Control Benefits	55
PART VI – OTHER INFORMATION	60
Equity Compensation Plan Information	60
Burn Rates	67
Indebtedness of Directors and Officers	67
Interest of Informed Persons in Material Transactions	67
Directors’ and Officers’ Liability Insurance and Indemnification	68
Shareholder Proposals	68
Additional Information	68
DIRECTORS’ APPROVAL	69
APPENDIX A – GOLDEN STAR RESOURCES LTD. U.K. PERFORMANCE SHARE UNIT PLAN	A-1
APPENDIX B – GOLDEN STAR RESOURCES LTD. MANDATE OF THE BOARD OF DIRECTORS	B-1

GOLDEN STAR RESOURCES LTD.

c/o 333 Bay Street, Suite 2400

Toronto, Ontario, M5H 2T6

March 12, 2020

Dear Fellow Shareholder,

On behalf of the Board of Directors (the “Board”) and management of Golden Star Resources Ltd. (“Golden Star” or the “Company”), it is my pleasure to invite you to attend Golden Star’s Annual and Special Meeting of Shareholders to be held on Thursday, May 7, 2020 at 11 a.m. (Eastern Time) in the Huron/Escarpment Boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we would ask that shareholders participate via live audio webcast by calling 1-844-426-4405, meeting number (access code): 804 849 843. Shareholders who wish to attend the meeting in-person will have equal opportunity to do so.

Golden Star’s Board and management team look forward to discussing the initiatives that are underway at Golden Star and outline our plans for the future.

During 2019, Golden Star witnessed many significant changes to its Board and senior management team. Andrew Wray was appointed Golden Star’s President and Chief Executive Officer effective May 1, 2019 and, over the subsequent months, the following additional changes were made:

○	Naguib Sawiris was appointed to the Board effective May 2, 2019 upon nomination by La Mancha Holding S.à.r.l. (“La Mancha”).
○	Graham Crew stepped off the Board upon being appointed Golden Star’s Executive Vice President and Chief Operating Officer effective July 8, 2019.
○	Daniel Owiredu, the Company’s Chief Operating Officer to July 7, 2019, served as the Company’s President from July 8 to December 31, 2019 and, effective January 1, 2020, became Chairman of the Boards of Directors for each of Golden Star (Wassa) Limited and Golden Star (Bogoso/Prestea) Limited.
○	Ani Markova was appointed to the Board effective September 5, 2019, replacing Mr. Crew as one of La Mancha’s nominees.
○	Nathalie Lion Haddad, Executive Vice President, Head of People, joined Golden Star on September 16, 2019.
○	Martin Raffield, formerly the Company’s Executive Vice President, Chief Technical Officer, left the Company effective September 30, 2019.
○	Peter Spora was appointed Executive Vice President, Growth & Exploration effective November 1, 2019.
○	Philipa Varris, who had previously served as the Company’s Vice President, Corporate Responsibility in Ghana, was appointed Executive Vice President, Head of Sustainability of Golden Star effective January 1, 2020.
○	Karim Nasr was appointed to the Board on February 3, 2020, following his nomination by La Mancha to replace Mr. Sawiris who resigned from the Board on the same date.
○	Paul Thomson joined Golden Star on January 27, 2020 and was appointed Executive Vice President and Chief Financial Officer on February 22, 2020.

The new management team recently reviewed Golden Star’s long-term strategy. Our goal is to safely and sustainably grow gold production from long-life, low cost assets. We aim to be leading practitioners in safety and environment, social and corporate governance within the mining industry. The successful implementation of our strategy will be supported by five fundamental pillars: Financial Excellence, Operational Excellence, Growth, People Culture and Leadership, and Social Licence.

Your participation as a shareholder is very valuable to us. We hope that you will review the enclosed Management Information Circular in advance of the meeting as it contains important information about the business to be conducted at the meeting and instructions on how you can exercise your vote. The presentation delivered at the meeting will be available on Golden Star’s website until the next annual meeting of shareholders.

On behalf of the Board and management, we thank you for your continued loyalty to Golden Star, and we hope you can join us on May 7, 2020.

“Timothy Baker”

Timothy Baker

Chair of the Board

Golden Star Resources Ltd.

GOLDEN STAR RESOURCES LTD.
c/o 333 Bay Street, Suite 2400
Toronto, Ontario, M5H 2T6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of shareholders of Golden Star Resources Ltd. (“Golden Star” or the “Company”) will be held at 11 a.m. (Eastern Time) on Thursday, May 7, 2020, in the Huron/Escarpment Boardrooms at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada, M5H 2T6, for the following purposes:

1.	to receive the audited financial statements of the Company, together with the auditors’ report thereon, for the year ended December 31, 2019;
2.	to elect the directors of Golden Star until the next annual general meeting of the shareholders of Golden Star;
3.	to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;
4.	to consider and, if deemed advisable, pass, with or without variation, a resolution (i) approving the Company’s U.K. Performance Share Unit Plan (the “U.K. PSU Plan”), (ii) approving 4,714,484 common shares that will be set-aside, allotted and reserved for issuance upon the exercise of performance share units granted under the U.K. PSU Plan and (iii) ratifying the prior grant by the Company of 1,409,236 performance share units under the UK PSU Plan;
5.	to consider and, if deemed advisable, pass, with or without variation, a non-binding advisory resolution on Golden Star’s approach to executive compensation; and
6.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we would ask that shareholders participate via live audio webcast by calling 1-844-426-4405, meeting number (access code): 804 849 843. Shareholders who wish to attend the meeting in-person will have equal opportunity to do so.

Golden Star’s Board of Directors has fixed March 11, 2020 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof. Only holders of Golden Star common shares (“Common Shares”) as at the close of business on the Record Date will be entitled to have their votes counted at the Meeting.

Shareholders may attend the Meeting in person. However, whether or not you plan to personally attend the Meeting, please complete, sign, date and return the enclosed proxy. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned:

(i)	in the case of Common Shares which are registered on the books of the Company for trading on the Toronto Stock Exchange or on the NYSE American (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; or

(ii)	in the case of Common Shares which are registered on the books of the Company for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: The Registrar, GCB Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana.

To be effective, proxies must be received prior to 5:00 p.m. (Eastern Time) on Tuesday, May 5, 2020 or, if the Meeting is postponed or adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the reconvening of such postponed or adjourned meeting.

The Company has elected to use the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to shareholders of the Company. Notice and Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders.

The Circular, this Notice of Meeting (the “Notice of Meeting”), the form of proxy, the voting instruction form and the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 and the related management’s discussion and analysis of financial condition and results of operations (collectively, the “Meeting Materials”) are available at http://www.gsr.com/noticeandaccess and under the Company’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

Shareholders may obtain paper copies of the Meeting Materials, or obtain further information about Notice and Access, by contacting the Company’s transfer agent, AST Trust Company (Canada) (“AST”), toll free at 1-888-433-6443 or by email at fulfilment@astfinancial.com. A request for paper copies should be received by AST by April 24, 2020 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

If you are a registered shareholder of the Company, accompanying this Notice of Meeting is a form of proxy. If you do not expect to attend the Meeting in person, please complete and sign the enclosed form of proxy and return for receipt by no later than 5:00 p.m. (Eastern Time) on Tuesday, May 5, 2020. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a non-registered shareholder, accompanying this Notice of Meeting are a voting instruction form and a supplemental mailing list return card for use by non-registered shareholders who wish to receive the Company’s financial statements. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated at Toronto, Ontario, this 12th day of March 2020.

BY ORDER OF THE BOARD OF DIRECTORS

By:	“Andrew Wray”
Andrew Wray
President and Chief Executive Officer

GOLDEN STAR RESOURCES LTD.
c/o 333 Bay Street, Suite 2400
Toronto, Ontario, M5H 2T6

MANAGEMENT INFORMATION CIRCULAR

The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies from holders of common shares (“Common Shares”) of Golden Star Resources Ltd. (the “Company” or “Golden Star”) for use at the Annual and Special Meeting of Shareholders (or any postponement or adjournment thereof) of Golden Star (the “Meeting”) to be held at 11 a.m. (Eastern Time) on Thursday, May 7, 2020 for the purposes set forth in the accompanying Notice of Meeting (the “Notice of Meeting”).

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we would ask that shareholders participate via live audio webcast by calling 1-844-426-4405, meeting number (access code): 804 849 843. Shareholders who wish to attend the meeting in-person will have equal opportunity to do so.

Unless otherwise stated, the information contained in this Circular is given as of March 12, 2020 and references to dollar amounts are to United States dollars. Certain figures reported in this Circular have been converted from Canadian dollar values to United States dollar values using a currency exchange rate of CAD$1.00 per U.S.$0.75, based on the Bank of Canada’s average rate of exchange for 2019.

PART I – VOTING INFORMATION

Who May Vote

You are entitled to vote at the Meeting if you were a holder of Common Shares at the close of business on March 11, 2020, the record date for the Meeting (the “Record Date”). Each Common Share is entitled to one vote.

Proxies

Solicitation of Proxies

The Company is sending proxy-related materials to shareholders using the notice-and-access rules (“Notice and Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations for distribution of the Meeting materials to shareholders of the Company. Notice-and-Access is a set of rules that allows issuers to post electronic versions of its proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Shareholders will still receive a hard copy of the Notice of Meeting and form of proxy or voting instruction form, as the case may be, and may choose to receive a hard copy of the other Meeting materials. The Meeting materials are available online at www.gsr.com/noticeandaccess and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Shareholders are reminded to review the Meeting materials before voting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies and voting instructions may also be solicited personally or by telephone, facsimile, email or other contact by directors, officers and employees of the Company. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Company and the Company will bear all costs of this solicitation.

Shareholders may also obtain proxies online at www.gsr.com/noticeandaccess. In accordance with applicable laws, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy, Timothy Baker, Chairman of the Board of Directors of the Company (the “Board”) or, failing him, Andrew Wray, President and Chief Executive Officer of the Company (the “CEO”), have been designated by the Board and have indicated their willingness to represent as proxy each shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN TIMOTHY BAKER or ANDREW WRAY, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and deleting or striking therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his or her appointment, obtain a consent to act as proxy and provide instructions on how the shareholder’s Common Shares are to be voted.

In any case, the form of proxy should be dated and executed by the shareholder or a person authorized in writing, with proof of such authorization attached where a person executed the proxy form. A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered by no later than 5:00 p.m. (Eastern Time) on Tuesday, May 5, 2020 or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Eastern Time) on the business day immediately prior to the day of the reconvening of the adjourned or postponed Meeting, to either:

(i)	in the case of Common Shares which are registered on the books of the Company for trading on the Toronto Stock Exchange (“TSX”) or on the NYSE American (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; or
(ii)	in the case of Common Shares which are registered on the books of the Company for trading on the Ghana Stock Exchange (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: The Registrar, GCB Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana.

Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject a late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised by instrument in writing executed by the shareholder or by a person authorized in writing and deposited either:

(i)	at the registered office of the Company, being 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6, Attention: Golden Star Resources Ltd., Chief Executive Officer, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, at which the proxy is to be used; or
(ii)	with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any votes in respect of which the proxy is to be used shall have been taken.

A proxy may also be revoked by the shareholder personally attending at the Meeting and registering with the scrutineers and voting his, her or its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of Golden Star as a substantial number of shareholders do not hold their Common Shares in their own names. Shareholders of the Company who do not hold their Common Shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary, typically a shareholder’s broker or an agent or nominee of that broker, such as a clearing agency in which the broker participates. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name of The Depository Trust Company), which entities act as nominees for many brokerage firms. Common Shares held by brokers or their agents or nominees may be voted for or against resolutions or withheld from voting upon the instructions of the Beneficial Shareholder.

The Meeting materials have been distributed to intermediaries who are required to deliver them to, and seek voting instructions from, our Beneficial Shareholders. However, without specific instructions, an intermediary is prohibited from voting shares for Beneficial Shareholders (commonly referred to as a “broker non-vote”). Broker non-votes will not affect the outcome of the matters to be acted upon at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person and carefully follow the instructions provided by the intermediary in order to ensure that their Common Shares are voted at the Meeting.

Every intermediary has its own mailing procedures and provides its own return instructions to Beneficial Shareholder clients. Often, the form of proxy supplied to a Beneficial Shareholder by its intermediary is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of 5:00 p.m. (Eastern Time) on Tuesday, May 5, 2020, in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should, well in advance of the meeting, provide written instructions to the intermediary requesting that the Beneficial Shareholder be appointed a proxyholder in respect of the Common Shares held by the registered shareholder. A Beneficial Shareholder who has been appointed as proxyholder for the registered shareholder must be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting.

All references to “shareholders” in this Circular and the accompanying Notice of Meeting and proxy are to shareholders of record of the Company (and not to Beneficial Shareholders) unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity at 333 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5H 2T6.

Voting of Proxies

The persons named in the enclosed proxy are directors and/or employees of the Company who have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct the shareholder’s proxy how to vote the shareholder’s Common Shares by completing the blanks on the proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE FOR THE MATTERS SET OUT THEREIN.

The enclosed proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Company.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Company, nor any person who has held such a position since January 1, 2019, nor any Director nominee, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Record Date, Voting Securities and Principal Holders of Voting Securities

The Board has fixed March 11, 2020 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date, who either attend the Meeting personally or submit a proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of first preferred shares (the “First Preferred Shares”). As of the Record Date, there were a total of 109,602,561 Common Shares issued and outstanding, each carrying the right to one (1) vote and no issued and outstanding First Preferred Shares. There are no cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and officers of Golden Star, other than in respect of the shares held by La Mancha Star Investments S.à.r.l. (“LMSI”), no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10 per cent or more of the voting rights attached to any class of voting securities of the Company. LMSI is a privately-held gold investment company that is a wholly-owned subsidiary of La Mancha Holding S.à.r.l. (“La Mancha”) and is controlled by the Sawiris family. As of the date of this Circular, LMSI directly or indirectly exercised control or direction over 35,752,218 Common Shares, representing approximately 33% of the voting rights attached to all the issued and outstanding Common Shares.

Pursuant to the terms of the Investor Rights Agreement between Golden Star and La Mancha dated August 1, 2018 as amended in September 2019 (collectively, the “Investor Rights Agreement”), La Mancha has the right (but not the obligation) to designate individuals to be nominated for election to serve as directors as long as it owns 10% or more of more of the Company’s issued and outstanding Common Shares. La Mancha’s entitlement to representation on the Board is based on its percentage ownership level in the Company as follows:

○	if La Mancha owns 25% or more of the Company’s issued and outstanding Common Shares, it is entitled to appoint three (3) nominees;
○	if La Mancha owns 17.5% or more but less than 25% of the Company’s issued and outstanding Common Shares, it is entitled to appoint two (2) nominees; and
○	if La Mancha owns 10% or more but less than 17.5% of the Company’s issued and outstanding Common Shares, it is entitled to appoint one (1) nominee.

La Mancha currently owns approximately 33% of the issued and outstanding Common Shares and is therefore entitled to nominate three (3) directors. La Mancha nominated Andrew Wray and Graham Crew to the Board in October 2018 and Naguib Sawiris in May 2019. In September 2019, La Mancha nominated Ani Markova to replace Mr. Crew who stepped down from the Board following his appointment as Executive Vice President and Chief Operating Officer and, in February 2020, La Mancha nominated Karim Nasr to replace Mr. Sawiris who stepped down from the Board at the same time.

The Investor Rights Agreement also gives La Mancha the right, as long at it owns 20% or more of the Company’s issued and outstanding Common Shares to have one (1) La Mancha nominee on each committee of the Board (other than the Audit Committee). As at the date of this Circular, Ms. Markova is a member of the Corporate Responsibility and Audit Committees and Mr. Nasr is a member of the Corporate Responsibility Committee. Mr. Wray, being the Company’s CEO, is not a member of any Board committee.

Although the Investor Rights Agreement prevents La Mancha from acquiring any additional Common Shares beyond 35% until October 2020 without the prior consent of Golden Star, it does have the right (but not the obligation) to maintain its ownership interest if Golden Star issues additional Common Shares or other voting shares or equity shares of the Company by subscribing for such voting shares or equity shares to the extent required in order to maintain its then current ownership interest.

A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the office of AST Trust Company (Canada) at Suite 1200, 1 Toronto St., Toronto, Ontario M5C 2V6. Under the Company’s by-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

Votes Necessary to Pass Resolutions

A simple majority of affirmative votes cast in person or by proxy at the Meeting is required to pass the resolutions described herein, other than the appointment of the auditor and the fixing of remuneration which will be done in accordance with plurality voting.

PART II – BUSINESS OF THE MEETING

1.      Receiving the Financial Statements

The audited financial statements of Golden Star for the year ended December 31, 2019 and the auditors’ report thereon will be placed before the Meeting. These financial statements, together with the auditors’ report thereon, have been filed under the Company’s SEDAR profile and are available on the Company’s website at www.gsr.com.

2.      Election of Directors

Majority Voting Policy

Golden Star has a majority voting policy pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must immediately tender his or her resignation. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board must accept the resignation unless there are exceptional circumstances which warrant not accepting the resignation. The Company will promptly issue a news release with respect to the Board’s decision on the resignation and, if the Board decides not to accept the resignation, the reasons for that decision will be set out in the news release. The director who has tendered his or her resignation will not participate in any Board deliberations on the resignation offer.

Advance Notice Provisions

On February 21, 2014, the Board adopted By-Law Number Four (the “Advance Notice By-Law”), being a by-law relating to advance notice of nominations of directors of the Company which was confirmed and ratified at the annual general and special meeting of the shareholders on May 8, 2014. The Advance Notice By-Law introduced an advance notice requirement in connection with shareholders intending to nominate directors.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the “Act”), or (ii) a shareholder proposal made pursuant to the provisions of the Act. Among other things, the Advance Notice By-Law sets a deadline by which such shareholders must notify the Company in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and sets forth the information that the shareholder must include in the notice for it to be valid.

The purposes of the Advance Notice By-law are to (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process, (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees, and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Board believes that the Advance Notice By-Law provides a reasonable time frame for shareholders to notify the Company of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Advance Notice By-Law also provides the Board with time to be able to evaluate the proposed nominee(s) qualifications and suitability as a director(s) and respond as appropriate in the best interests of the Company.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth (10th) day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting was made.

As no director nominations were received pursuant to the Advance Notice By-Law as of the date of this Circular, the only nominees for election at the meeting are the nominees listed below.

Nominees for Election as Directors

The Board is currently comprised of nine (9) directors. The articles of the Company provide for a minimum of three (3) directors and a maximum of fifteen (15) directors. Pursuant to a resolution of the Board passed on March 16, 2020, nine (9) directors are to be elected at the Meeting. The term of office for each of the Company’s present directors expires at the conclusion of the Meeting.

The Board approved the nomination of the individuals named below (the “Nominees”) for election as directors. All of the Nominees are currently directors of the Company and have been since the dates indicated. Each director elected will hold office until the conclusion of the next annual meeting of the Company, or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s by-laws or the director becomes disqualified to act as a director. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy Form reserve the right to vote for other nominees at their discretion.

The Board recommends that shareholders vote FOR the election of the Nominees. In the absence of a contrary instruction, the persons named in the enclosed Proxy Form intend to vote FOR the election of each of the Nominees.

TIMOTHY BAKER, CHAIRMAN

Director Since – January 1, 2013
Independent – Yes
Principal Occupation – Corporate Director
Residency – Toronto, Ontario, Canada
Age – 67

Experience

✓      Extensive operations experience, including Africa

✓      International experience in project development

✓      Governance, Corporate Responsibility, and Health and Safety expertise

Education / Designations
B.Sc., Geology (Edinburgh University)
ICD.D

Mr. Baker is a Corporate Director with more than 35 years of experience in the mining sector.

Mr. Baker has substantial management experience in operating mines and projects, including projects in Africa, Chile, the United States and the Dominican Republic. Mr. Baker served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010. Prior to working with Kinross Gold Corporation, Mr. Baker served as Executive General Manager of Placer Dome Chile, where he was responsible for the Placer Dome operations, including at the Zaldivar mine and Kinross-Placer joint venture at La Coipa as well as the Pueblo Viejo project in the Dominican Republic.

Mr. Baker has previously served on the boards of directors of several other publicly listed mining companies including Alio Gold Inc., Augusta Resources Corporation, Aurelian Resources Inc., Eldorado Gold Corporation, Pacific Rim Mining Corp., Rye Patch Gold Corp. and Underworld Resources Inc.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	8 of 8 meetings	100%	Overall
Compensation Committee	1 of 1 meeting	100%	Attendance
Corporate Responsibility Committee	1 of 1 meeting	100%	100%

Mr. Baker’s attendance at meetings of the Compensation and Corporate Responsibility Committees indicated above reflects those meetings Mr. Baker attended during the period of time he was a member of such committees following Mr. Wray’s appointment as President and Chief Executive Officer. While Mr. Baker no longer sits on any Board committees, in his capacity as Chairman of the Board, he generally attends all committee meetings.

Directorships with Other Reporting Issuers
Antofagasta PLC (Since March 2011) Sherritt International Corporation (Since May 2014)
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$235,428	$1,200,948	$1,436,376	Yes

GILMOUR CLAUSEN

Director Since – July 18, 2016
Independent – Yes
Principal Occupation – President and CEO, Copper Mountain Mining Corporation
Residency – Denver, Colorado, U.S.A
Age – 63

Experience

✓      Extensive international mine operations and project development experience

✓      Finance, capital management and sourcing

✓      Evaluations, negotiations and transactions

✓      Public company executive management

Education / Designations
B.Sc. (Eng) and M.Sc. (Eng) in Mining Engineering
(Queen’s University); P.Eng.
Executive Business Program (Queen’s University)

Mr. Clausen is a mining executive with more than 30 years’ experience in the areas of management, finance, development and operations in the precious and base metals industry. He has led major mining operations and managed large engineering and construction projects.

Prior to his appointment as President and Chief Executive Officer of Copper Mountain Mining Corporation in June 2018, Mr. Clausen was President and Chief Executive Officer of Brio Gold Inc. from its inception in December 2014 until its acquisition by Leagold Mining in May 2018. Mr. Clausen was also President and Chief Executive Officer of Augusta Resource Corporation from March 2005 until Augusta was taken over by HudBay Minerals in July 2014. Mr. Clausen was the Executive Vice President, Mining at Washington Group International, Inc. from 2001 to 2005 and served as the Vice President of Operations at Stillwater Mining Company from 1995 to 1999.

Mr. Clausen has previously served on the boards of directors of other publicly listed mining companies including Arizona Mining Inc., Augusta Resource Corporation, Brio Gold Inc. and Plata Latina Minerals Corporation.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	8 of 8 meetings	100%	Overall
Audit Committee	2 of 2 meetings	100%	Attendance
Nominating and Corporate Governance Committee (Chair)	2 of 2 meetings	100%	100%
Technical Committee	2 of 2 meetings	100%
Directorships with Other Reporting Issuers
Copper Mountain Mining Corporation (Since June 2018)
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$127,500	$256,607	$384,107	Yes

ANU DHIR

Director Since – February 21, 2014
Independent – Yes
Principal Occupation – Co-founder and Executive of Wshingwell Inc.
Residency – Toronto, Ontario, Canada
Age – 48

Experience

✓      Legal, governance and corporate development expertise in mining

✓      International and African business finance and operations experience

Education / Designations
B.A. (University of Toronto); L.L.M. (Quinnipiac University);
General Management Program (Harvard Business School)

Ms. Anu Dhir is a co-founder and an executive of Wshingwell Inc., a technology company.

Prior to establishing Wshingwell, Ms. Dhir spent 19 years in the resources sector. Most recently, she was a co-founder and an executive of ZinQ Mining, a private base metals and precious metals royalty company that focuses on the Latin America region. Ms. Dhir is/was also the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects. Prior to ZinQ Mining and Minigs, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a major copper and cobalt mining company with assets in the Democratic Republic of Congo.

Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School, she has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Since 2017, Ms. Dhir has served on the operating board of Trillium Health Partners, one of Canada’s largest healthcare systems.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	7 of 8 meetings	88%	Overall
Corporate Responsibility Committee (Chair)	2 of 2 meetings	100%	Attendance
Nominating and Corporate Governance Committee	2 of 2 meetings	100%	92%
Directorships with Other Reporting Issuers
Taseko Mines Limited (Since September 2018)
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$179,797	$516,892	$696,689	Yes

ROBERT E. DOYLE

Director Since – February 2, 2010
Independent – Yes
Principal Occupation – Corporate Director
Residency – Toronto, Ontario, Canada
Age – 65

Experience

✓      Extensive international mining experience (resource exploration, development and production)

✓      Accounting and finance expertise in mining

✓      Audit Committee financial expert

Education / Designations
Hons.B.A. (Ivey Business School at the University of Western Ontario),
C.P.A., C.A., Chartered Director

Mr. Doyle has more than 30 years’ experience in all facets of international resource exploration, development and production and brings a broad skill set of the Board, including a thorough understanding of operations, accounting and financial strategy of international mining companies.

From 2008 to 2009, Mr. Doyle served as Chief Executive Officer of Medoro Resources Limited (now Gran Colombia Gold Corp.) a Canadian gold exploration and development company with activities in Africa and South America. Mr. Doyle has also held senior executive positions at several other mining and resource companies, including serving as the Executive Vice President and Chief Financial Officer of Pacific Stratus Energy Ltd. from 2006 to 2007, Chief Financial Officer of Coalcorp Mining Inc. from 2005 to 2007 and Chief Financial Officer of Bolivar Gold Corp. from 2003 to 2006. Mr. Doyle has also worked for Lac Minerals Ltd. and Falconbridge Limited.

Mr. Doyle has previously served on the boards of directors of other publicly listed mining companies including Detour Gold Corporation, Gran Colombia Gold Corp.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	7 of 8 meetings	88%	Overall
Audit Committee (Chair)	4 of 4 meetings	100%	Attendance
Compensation Committee	3 of 3 meetings	100%	93%
Directorships with Other Reporting Issuers
Mandalay Resources Corp. (Since April 2010)
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$94,000	$1,096,007	$1,190,007	Yes

ANI MARKOVA

Director Since – September 5, 2019
Independent – Yes
Principal Occupation – Corporate Director
Residency – Toronto, Ontario, Canada
Age – 50

Experience

✓      Capital markets experience

✓      Financial statement analysis

✓      Commodity markets and equity research

✓      Business risk assesment and valuation

✓      Capital allocation

Education / Designations
B.A., Marketing and Management (Mount Vernon College,
Washington, D.C.)
M.B.A., International Business and Finance
(The George Washington University)
MBA, CFA, CDI.D

Ms. Markova has over 20 years of capital markets involvement and more than 25 years of overall work experience in extensive qualitative and quantitative financial analysis, capital allocation and marketing. She has managed up to $2 billion of mutual fund assets and has spent more than 15 years investing in the global mining sector and commodity markets. She is actively engaged with public companies on Environmental, Social and Governance (ESG) topics and the integration of such factors in investment decision making processes.

Ms. Markova was Vice President and Portfolio Manager with AGF Investments Inc. from August 2003 to January 2019.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	2 of 2 meetings	100%	Overall Attendance 100%
Directorships with Other Reporting Issuers
SilverCrest Metals Inc. (Since May 2019)
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$31,400	$16,656	$48,056	Yes[2]

KARIM-MICHEL NASR

Director Since – February 3, 2020
Independent – Yes
Principal Occupation – Chief Executive Officer of La Mancha Holding S.à.r.l.
Residency – London, England
Age – 50

Experience

✓      Capital markets

✓      Corporate Finance

✓      Business Risk assessment and valuation

✓      Capital Allocation

Education / Designations
M.A. Management, Finance Major (University of Paris IX Dauphine)

Mr. Nasr was appointed Chief Executive Officer of La Mancha, a privately held gold mining investment company with a portfolio of assets of over US$1bn in Australia and West Africa, in May 2019 after having served as its Chief Financial Officer from February 2018.

From November 2011 to January 2018, Mr. Nasr was the Chief Executive Officer and Chief Investment Officer of Digital World Capital, an FCA regulated investment manager investing globally and across the capital structure in telecom and media companies. From 2001 to 2011, Mr. Nasr oversaw the corporate finance function of Wind Telecom, one of the largest mobile operators by subscribers, where he led over 225 financing and investment projects in the telecom sector. From 1996 to 1999, Mr. Nasr was the CEO of Anzima s.a.l., a Lebanese IT consulting and software firm. He started his career in 1995 at An-Nahar s.a.l., a Lebanese print media group.

Golden Star 2019 Board & Committee Membership	2019 Attendance
N/A	N/A	N/A	N/A
Directorships with Other Reporting Issuers
-
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$Nil	$100,134	$100,134	Yes[2]

CRAIG J. NELSEN

Director Since – May 11, 2011
Independent – Yes
Principal Occupation – Corporate Director
Residency – Centennial, Colorado, U.S.A.
Age – 68

Experience

✓      Mineral property evaluation including resource/reserve evaluation and design and implementation of exploration drilling programs

✓      Geological expertise on mineral deposits

✓      Detailed knowledge of mineral property transactions and mergers and acquisitions activity

✓      Extensive experience with international mining operations including budgets, strategic plans, health and safety, and community issues

Education / Designations
B.A., Geology (University of Montana);
M.Sc., Geology (University of New Mexico)

Mr. Nelsen has more than 30 years of experience in the mining sector which has included mineral property evaluation (including resource and reserve assessment); international mining; mergers and acquisitions; exploration and mine operations; health, safety, environment and community relations; company formation and strategic planning.

Mr. Nelsen was a founder and served as President and Chief Executive Officer and a director of Avanti Mining Inc. from May 2007 until October 2013 and then as Executive Chairman until his retirement in 2015. From 1999 to 2007, Mr. Nelsen served as the Executive Vice-President, Exploration, for Gold Fields Limited, one of the world’s largest gold mining companies. Mr. Nelsen was the founder of Metallica Resources Inc. and served as its Chief Executive Officer (from 1994 to 1999) and Chairman of the board of directors (from 1994 to 2008). In June 2008, a three-company merger between Metallica, Peak Gold, and New Gold Inc. was finalized, forming the new, larger gold producer known as New Gold Inc. on which Mr. Nelsen served as a member of the board of directors until 2012.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	7 of 8 meetings	88%	Overall
Compensation Committee (Chair)	3 of 3 meetings	100%	Attendance
Nominating and Corporate Governance Committee	2 of 2 meetings	100%	93%
Technical Committee	2 of 2 meetings	100%
Directorships with Other Reporting Issuers
OceanaGold Ltd. (since February 2019)
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$257,577	$390,982	$648,559	Yes

MONA QUARTEY

Director Since – May 4, 2017
Independent – Yes
Principal Occupation – Managing Partner and Founding Director,
BVM Advisory Services (GH) Ltd.
Residency – Accra, Ghana
Age – 56

Experience

✓       Risk management and finance expertise

✓      Extensive experience with Ghanaian government

Education / Designations
B.Sc., Development Planning (Kwame Nkrumah University of Science

and Technology); M.B.A. (Finance) (Dalhousie University);

L.L.M. (International Commerce) (Salford University, UK)

The Honorable Mrs. Quartey is Managing Partner and Founding Director of BVM Advisory Services (GH) Ltd. and has been with BVM Advisory since its inception in January 2000. She is also a director of BVM Advisory. Mrs. Quartey is a finance executive with more than 26 years’ experience in the areas of management, finance, development and operations in the precious metals industry, banking and public finance. She has led major mining treasury, corporate and project finance operations, and recently managed the real sector, revenue and tax policies of the government of Ghana. Mrs. Quartey was the Group Treasurer of Ashanti Goldfields Company from October 1991 until 1999 when she resigned to set up her advisory firm. She worked for Citibank NA in the USA from 2004 until 2008 when she returned to Ghana to continue running her advisory firm. Mrs. Quartey was the Deputy Finance Minister of the Republic of Ghana from 2014 to 2017 and served as alternate Governor to the World Bank Board and African Development Bank Board during same time.

Mrs. Quartey also currently serves as a director of Golden Star Resources (Wassa) Limited, Golden Star Resources (Bogoso/Prestea) Limited, MOKASA Women’s Trust Foundation (Ghana) and Green Pastures & Still Waters (GH) Ltd. Mrs. Quartey previously served as a director of GCB Bank Ghana Ltd., Ghana Investment Promotion Centre, Ghana Water Company Ltd., SIMNET Ghana Ltd. and Social Security National Investment Trust, GH.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	7 of 8 meetings	88%	Overall
Audit Committee	4 of 4 meetings	100%	Attendance
Corporate Responsibility Committee	2 of 2 meetings	100%	93%
Directorships with Other Reporting Issuers
-
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Total Value	Share Ownership Requirement Compliance
$Nil	$203,897	$203,897	Yes[2]

ANDREW WRAY

Director Since – October 1, 2018
Independent – No
Principal Occupation – President & Chief Executive Officer of Golden Star
Residency – London, England
Age – 56

Experience

✓      CEO of a major gold mining investment group

✓       CFO of a UK listed intermediate gold producer.

✓      Significant experience advising mining companies at a major investment bank

Education / Designations
Hons. B.A. (University College London);
Diploma, MSc Finance and Investment (South Bank University Business School)

Prior to his appointment as the Company’s CEO, Mr. Wray was the Chief Executive Officer of the La Mancha Group, one of the largest direct investors in the gold mining sector, from January 2018. From 2013 to 2017, Mr. Wray was the Chief Financial Officer of Acacia Mining Plc, a UK listed company and one of the largest African gold producers. Mr. Wray also served as the Vice President, Corporate Development and Investor Relations with African Barrick Gold from 2010 to 2013.

Mr. Wray has significant experience advising companies in capital-raising activities and other strategic objectives in a range of sectors, including mining, from his time in the Corporate Finance team at JP Morgan Cazenove from 2000 to 2010. He is a fluent Spanish speaker and spent several years at the Kuwait Investment Office in London dealing with its portfolio of investments in Spain.

Golden Star 2019 Board & Committee Membership	2019 Attendance
Board	8 of 8 meetings	100%	Overall
Audit Committee (prior to May 1, 2019)	2 of 2 meetings	100%	Attendance
Compensation Committee (prior to May 1, 2019)	2 of 2 meetings	100%	100%

Upon Mr. Wray being appointed CEO of Golden Star, Mr. Wray stepped down from his committee memberships. However, in his capacity as CEO, he generally attends all committee meetings.

Directorships with Other Reporting Issuers
-
Share Ownership as at March 12, 2020[1]
Common Shares	Deferred Share Units	Performance Share Units	Total Value	Share Ownership Requirement Compliance
$218,260	$80,926	$1,282,819	$1,584,015	Yes[2]

[1]	The total value held by the Nominee as at March 12, 2020 of:
(a)	Common Shares, based on the closing price of a Common Share on the TSX on March 11, 2020 of CAD$3.42 and converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of U.S.$0.75 per CAD$1.00;
(b)	DSUs, based on the volume weighted average trading price of the Common Shares on the NYSE American for the twenty (20) trading days prior to March 12, 2020 of $2.84; and
(c)	in the case of Mr. Wray, 50% of the value of performance share units (“PSUs”) based on the volume weighted average trading price of the Common Shares on the TSX for the five (5) trading days prior to March 12, 2020 of CAD $3.77 and converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of U.S.$0.75 per CAD$1.00.

The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each Nominee, not being within the knowledge of the Company, has been furnished by each Nominee. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

[2]	Ms. Markova has until September 5, 2024 to achieve her share ownership requirement; Mr. Nasr has until February 3, 2025 to achieve his share ownership requirement; Ms. Quartey has until May 4, 2022 to achieve her share ownership requirement; and Mr. Wray has until May 1, 2024 to achieve his share ownership requirement.

Cease Trade Orders or Bankruptcies

Except as set out below, to the best of the Company’s knowledge, no Nominee is, or has been, within 10 years before the date of this Circular:

(a)	a director, chief executive officer or chief financial officer of any company that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an “Order”), that was issued (i) while the Nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (ii) after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in that capacity; or
(b)	a director or executive officer of any company that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

The following information, not being within the knowledge of the Company, has been furnished by the directors mentioned below.

•	Ms. Dhir, a director of the Company, served as a director of Great Basin Gold Ltd. (“Great Basin”) in 2011, a publicly listed mining company at that time. Prior to Ms. Dhir becoming a director of Great Basin, Great Basin had issued certain loans and debentures which ultimately caused its insolvency in 2012 (disclosed under Great Basin’s profile at www.sedar.com). Ms. Dhir resigned in mid-2013 after Great Basin and certain affiliates had sought creditor protection in connection with these loans and debentures.
•	Mr. Clausen, a director of the Company, served as a director of Jaguar Mining Inc. (“Jaguar”) from September 2005 to June 2013, a publicly listed mining company at that time. On December 23, 2013, approximately nine months after Mr. Clausen notified the board of directors of Jaguar that he would not stand for re-election at its annual shareholders’ meeting in June 2013, Jaguar commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) in respect of a restructuring of its debt and in December 2014, the Ontario Superior Court of Justice ordered that the proceedings be terminated.
•	Mr. Nasr, a director of the Company, served as a director of:
○	Weather Finance III S.à.r.l. (“Weather III”) from November 2009 to July 2010, a privately held company. On December 14, 2010, approximately five months after Mr. Nasr had resigned as a director of Weather III, Weather III entered an administration process under English law;
○	WIND Hellas Telecommunications S.A. (“WIND Hellas”) from February 2009 to December 16, 2010, a privately held company. On June 30, 2010, WIND Hellas was a party to a standstill agreement with its senior bank and senior bondholder creditors which included a deferral of an interest payment owing to senior bondholders. WIND Hellas was successfully restructured on December 16, 2010 to the satisfaction of its creditors; and
○	Hellas Telecommunications S.à.r.l. (“Hellas”), the general partner of Hellas Telecommunications II S.C.A. (“Hellas II”), from May 2007 to January 2011. Hellas II filed for administration under English law in November 2009.

Penalties or Sanctions

To the best of the Company’s knowledge, no Nominee has been: (a) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; (b) subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the Nominee; (c) the subject of, or a party to, any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) mail or wire fraud in connection with any business entity or (ii) federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (not including settlement of a civil proceeding among private parties); or (d) subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

3.      Appointment of Auditors

The Board, on the recommendation of the Audit Committee, has proposed that PricewaterhouseCoopers LLP (“PwC”) be reappointed as Golden Star’s auditor, to hold office until the close of the next annual meeting of shareholders of the Company or until PwC is removed from office or resigns as provided by law, and that the Audit Committee be authorized to fix the remuneration of PwC as auditor. Representatives of PwC are expected to be present at the Meeting to respond to appropriate questions and make a statement if they wish to do so. PwC has acted as the Company’s auditors since before 1992.

Golden Star incurred the following fees for services performed by PwC during fiscal years 2019 and 2018:

Year	Audit Fees[1]	Audit-Related Fees[2]	Tax-Related Fees[3]	All Other Fees[4]	Total
2019	CAD$959,028	CAD$50,400	-	-	CAD$1,009,428
2018	CAD$1,053,136	CAD$36,750	-	-	CAD$1,089,886

1 Includes aggregate audit fees billed for the audit of the financial statements for the financial year indicated, including with respect to the Company’s internal control over financial reporting, quarterly review of financial statements, fees related to review of prospectus and other registration statements, and services rendered with respect to the audit of the Company’s subsidiaries pursuant to statutory financial statement requirements in Ghana.

2 Includes fees related to the services provided by PwC that are reasonably related to the performance of the audit or review of financial statements.

3 Includes fees related to assistance in filing annual tax returns and tax planning and any other fees billed for professional services rendered by PwC for tax compliance, tax advice, and tax planning.

4 Includes fees related to products and services provided by PwC other than services reported above.

All non-audit services to be provided by PwC are subject to pre-approval by the Audit Committee.

The Board recommends that shareholders vote FOR the appointment of PwC as auditors of the Company, completed by way of plurality voting, and FOR authorizing the Board to fix their remuneration. Unless otherwise instructed, the persons named in the enclosed Proxy Form intend to vote FOR the re-appointment of PwC as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

4.      Approval of U.K. Performance Share Unit Plan

At the Meeting, the shareholders of the Company will be asked to approve the Company’s U.K. Performance Share Unit Plan (the “U.K. PSU Plan”), as well as the allotment and reservation of 4,714,484 Common Shares for issuance pursuant to awards granted under the U.K. PSU Plan and the ratification of the prior grant of 1,409,236 PSUs under the U.K. PSU Plan which have only been granted to members of the Company’s senior management.

Description of U.K. PSU Plan

The full text of the U.K. PSU Plan is attached to this Circular as Appendix “A”. The description of the U.K. PSU Plan set forth below is subject to and qualified in its entirety by the provisions of the U.K. PSU Plan. Reference should be made to the provisions of the U.K. PSU Plan with respect to any particular provision described below.

The U.K. PSU Plan was approved by the Board on February 22, 2020, subject to approval by the shareholders of the Company. The U.K. PSU Plan was adopted in order for the Board to grant Performance Share Units (“U.K. PSUs”) to employees resident in the United Kingdom, in compliance with applicable UK securities and employment laws. Any U.K. PSUs granted prior to the date of approval of the U.K. PSU Plan were made conditional on receipt of such approval.

U.K. PSUs may be redeemed for: (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii) as elected by the Participant and subject to the consent of the Company.

Eligibility:	Any person resident in the United Kingdom of Great Britain and Northern Ireland who is an employee of the Company or its designated affiliates (excluding any non-employee of the Company or its designated affiliates).

Limitations:	The maximum number of Common Shares that may be reserved for issuance under the U.K. PSU Plan is 4,714,484 Common Shares.

Common Shares reserved for issuance pursuant to U.K. PSUs that are surrendered, terminated or cancelled without having been redeemed will again be available for issuance, as will Common Shares underlying U.K. PSUs that are redeemed for cash or through the purchase of Common Shares on the secondary market.

The aggregate number of Common Shares reserved for issuance to any one person (together with all other security-based compensation arrangements of the Company) may not exceed 5% of the then issued and outstanding Common Shares.

The aggregate number of Common Shares issued to insiders within any 12-month period (together with all other security-based compensation arrangements of the Company) may not exceed 5% of the then issued and outstanding Common Shares.

The aggregate number of Common Shares issuable under the U.K. PSU Plan (together with all other security-based compensation arrangements of the Company) may not exceed 10% of the then issued and outstanding Common Shares.

Fair Market Value:	The volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately prior to such date.

Vesting:	Each U.K. PSU will vest on the vesting date set out in the applicable grant agreement or such earlier date as is provided for in the U.K. PSU Plan or determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee from time to time.

The number of U.K. PSUs that will vest on a vesting date will be the number of U.K. PSUs scheduled to vest on such vesting date multiplied by the Adjustment Factor as defined in the relevant grant agreement.

Expiry:	As determined by the Board at the time of grant.

Termination:	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board, if the employment of a Participant is terminated:

○ by the Company for just cause or if the Participant resigns, the Participant will forfeit all rights, title and interest with respect to unvested U.K. PSUs;

○ by the Company without just cause, a pro rata portion of the Participant’s unvested U.K. PSUs will vest based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period, and using the Adjustment Factor as at the termination date;

○ by the death or disability of the Participant, all of the Participant’s Share Units shall vest immediately prior to the date of the Participant’s death or disability using an Adjustment Factor of 100%;

	○	by the retirement of the Participant, all of the Participant’s U.K. PSUs will continue to vest in the ordinary course; and

	○	by the Company without just cause or if the Participant resigns in circumstances constituting constructive dismissal or good reason (as defined in the U.K. PSU Plan), in each case within twelve (12) months following a Change of Control, all of the Participant’s U.K. PSUs will vest immediately prior to the Participant’s termination date using an Adjustment Factor of 100%.

Assignment:	U.K. PSUs are not assignable or transferable and payments with respect to vested U.K. PSUs may only be made to the Participant, other than in the case of the death of the Participant.

Amendments:	The Company’s shareholders must approve any amendment which:

	○	increases the maximum number of Common Shares issuable under the U.K. PSU Plan or changes the U.K. PSU Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;

	○	expands the categories of Eligible Person which would have the potential of broadening or increasing insider participation;

	○	extends the term of a U.K. PSU beyond its original expiry date;

	○	adds any other provision which results in Participants receiving Common Shares while no cash consideration is received by the Company;

	○	amends the amending provision within the U.K. PSU Plan; or

	○	is required to be approved by shareholders under applicable law.

Amendments which can be made without shareholder approval include amendments which:

	○	amend the vesting provisions of the U.K. PSU Plan or any grant agreement;

	○	are necessary to comply with applicable law;

	○	permit the conditional redemption of a U.K. PSU;

	○	involve the administration of the U.K. PSU Plan; or

	○	do not require shareholder approval under applicable law.

Outstanding PSUs

As at the date of this Circular, there were 1,409,236 PSUs outstanding under the U.K. PSU Plan that could, subject to receipt of the shareholder approval being sought at the Meeting, be satisfied through the issuance of Common Shares, representing approximately 0.13% of the 109,602,561 issued and outstanding Common Shares. As at the date of this Circular, no PSUs under the U.K. PSU Plan have been satisfied through the issuance of Common Shares.

The Resolution

The shareholders of the Company will be asked to pass the following as an ordinary resolution:

“Be it resolved that:

1.	the U.K. Performance Share Unit Plan, effective February 22, 2020 (as may be amended, varied or supplemented from time to time) (the “U.K. PSU Plan”), a copy of which is attached as Appendix “A” to the Company’s Management Information Circular dated March 12, 2020, be and is hereby ratified, confirmed and approved;
2.	the Company is authorized to set-aside, allot and reserve for issuance upon the exercise of performance share units granted under the U.K. PSU Plan an aggregate of 4,714,484 common shares;
3.	the prior grant by the Company of 1,409,236 performance share units under the UK PSU Plan be and is hereby ratified, confirmed and approved;
4.	the Company is hereby authorized to take all such actions as may be necessary and within its power to ensure that all common shares delivered upon exercise of performance share units shall, at the time of delivery of the certificates for such securities (subject to payment of the exercise price, if any), be issued and delivered as fully paid and non-assessable; and
5.	any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of any such action.”

Approval Required

The resolutions respecting the approval of the U.K. PSU Plan will require the affirmative vote of a majority of the votes cast in person or by proxy thereon at the Meeting.

The Board and management of the Company recommend that shareholders vote in favour of the foregoing resolutions, and the persons named in the enclosed Proxy Form intend to vote FOR the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

5.      Advisory Vote on Golden Star’s Approach to Executive Compensation

The Board has adopted a policy that provides for an annual advisory shareholder vote on the Company’s approach to executive compensation, known as “Say on Pay”. The Say on Pay policy is designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote.

The Company will disclose the results of the vote as part of its report on voting results for each annual meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review Golden Star’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in Golden Star’s management information circular for the following year.

The results of the advisory shareholder vote on the Company’s approach to executive compensation in 2019 were 65,539,187 votes “for” the Company’s approach to executive compensation (representing 98.84% of the votes cast) and 768,699 votes “against” (representing 1.16% of the votes cast).

Shareholders are encouraged to review and consider the detailed information regarding the Company’s approach to compensation under “Part V — Report on Executive Compensation”.

The Resolution

Shareholders will be asked to pass the following non-binding advisory resolution on Golden Star’s approach to executive compensation. Shareholders may vote for or against the following resolution.

“Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation as disclosed under Part V – Report on Executive Compensation” in the Management Information Circular of the Company dated March 12, 2020 delivered in advance of the Meeting.”

The Board and management of the Company recommend that shareholders vote FOR the adoption of the foregoing resolution. The persons named in the enclosed Proxy Form intend to vote FOR the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Shareholders who vote against the resolution are encouraged to contact the Board by writing to the Board Chairman, Golden Star Resources Ltd., at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6.

PART III – REPORT ON CORPORATE GOVERNANCE PRACTICES

The Board and management believe that sound and effective corporate governance is essential to Golden Star’s performance. The fundamental responsibility of the Board is the stewardship of the business and affairs of Golden Star with a view to enhancing and preserving long-term shareholder value while ensuring that the Company conducts its business and affairs ethically and in accordance with corporate governance practices determined by the Board to be appropriate for Golden Star. The Company’s Board Mandate sets out, among other things, the corporate governance practices adopted by the Board to ensure effective corporate governance and that the Board functions independently of management. A copy of the Board Mandate is attached as Appendix “B” to this Circular.

The following report describes Golden Star’s corporate governance practices as approved by the Board and in accordance with the applicable policies of Canadian security authorities.

Board Composition

Skills & Experience

The composition of the Company’s Board brings together a mix of competencies to promote achievement of the Company’s strategic objectives and effective corporate governance and oversight.

Independence

The Board Mandate requires that the Board consist of a majority of directors who are independent, as determined by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Company. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment. The Board reviews the independence of all directors on an annual basis and directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

The Board has determined that all Nominees for election to the Board at the Meeting, with the exception of Mr. Wray, who is not independent as he is the CEO of the Company, are independent of management and free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. All Nominees, with the exception of Mr. Wray, also meet the definition of “independence” set out in National Instrument 52-110 — Audit Committees. In reaching this determination, the Board considered the circumstances of each Nominee and their relationship with the Company including, in particular, the fact that none of the Nominees, other than Mr. Wray, is an officer or employee of the Company or party to any material contract with, the Company and that none receives remuneration from the Company other than compensation for service on the Board.

Separate Board Chair and Chief Executive Officer

Golden Star has a separate Board Chair and CEO. Having an independent Board Chair enables non-management directors to raise issues and concerns for Board consideration without immediately involving management. The Board Chair also serves as a liaison between the Board and senior management.

Diversity Policy

The Company believes a diversity of viewpoints, backgrounds, skills, and experience enhances both the quality and effectiveness of the Company’s performance and is an important aspect to effective corporate governance. The Company also recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Company’s stewardship and management. The Company has therefore adopted a policy regarding diversity on the Board and in executive officer positions (the “Diversity Policy”) which addresses the identification and nomination of female directors and officers. However, the Company has not adopted targets for female representation on the Board and in senior management positions due to the relatively small size of the Company and the fact that director and executive officer position searches are infrequent. Progress towards, and objectives for, achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically.

Three female directors have been nominated for election to the Board at the Meeting, representing 33% of the Board nominated for election at the Meeting. The Company has two female executive officers, representing 33% of the current executive officers.

While not targeted specifically at Board or executive management representation, the Company established a Policy on Inclusion and Diversity in early March 2020 which includes strategic endeavours to promote inclusion and diversity. The Company has set a target of 20% for female representation across the Company by the end of 2025, a significant step forward from the current 4% female representation.

Term Limit and Retirement Policy

No director will be nominated to serve on the Board once the director: (i) has served 12 years on the Board; or (ii) has reached the age of 72 years old on or before the date of the meeting of the shareholders called in respect of the election of directors. On a case-by-case basis, the Nominating and Corporate Governance Committee may recommend that a director who has reached the 12-year term limit or the retirement age of 72 be nominated to serve on the Board if it concludes this is in the best interests of the Company. Subject to such recommendation being approved by the Board, such director may be nominated to serve on the Board.

As at March 12, 2020, the Nominees’ average tenure of Board membership was 4.6 years, with 3 Nominees having served less than 2 years, 4 Nominees having served between 3 and 8 years and 2 Nominees having served more than 8 years.

Succession Planning

The Nominating and Corporate Governance Committee, comprised entirely of independent directors, is responsible for maintaining a Board succession plan that is responsive to the needs of Golden Star and the interests of its shareholders.

The Company seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. From time to time, and on at least an annual basis, the Nominating and Corporate Governance Committee assesses the composition of the Board as a whole, including its diversity of membership, in order to identify any gaps between the desired set of competencies required to undertake the overall strategy of Golden Star and that which is represented on the Board, taking pending retirements into account.

The Nominating and Corporate Governance Committee considers candidates for Board membership who are suggested by members of the Nominating and Corporate Governance Committee, other Board members, members of management and shareholders of the Company. If appropriate, the Nominating and Corporate Governance Committee may retain the assistance of an external search firm to assist with succession planning objectives. Potential new directors are initially assessed by the Nominating and Corporate Governance Committee and the views of other Board members are sought. The Nominating and Corporate Governance Committee ultimately provides its recommendation to the full Board. A variety of additional criteria are also taken into consideration prior to proposing a new member to the Board, including whether the candidate will be able to devote substantial time and resources to his or her duties as a Board member and the nominee’s character, integrity, judgment, independence, financial and business acumen and record of achievement.

Shareholders wishing to recommend a director candidate to serve on the Board may do so by providing written notice to the Chair of the Nominating and Corporate Governance Committee, Golden Star Resources Ltd., 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6. The notice should identify the candidate, provide appropriate biographical and background materials, state the nominating shareholder’s Common Share ownership, and include a written signed statement of the candidate. Assuming that the appropriate information and materials are received in a timely manner, candidates recommended by shareholders will be evaluated against the criteria outlined above.

Service on Other Boards

During 2019, certain members of the Board also served as directors on other public company boards as identified in the biographies under “Part II — Business of the Meeting — Election of Directors” above.

Golden Star values the experience directors bring from other boards on which they serve, but also recognizes that those boards and activities may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each director is expected, when considering membership on another board, to make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Golden Star.

Directors of Golden Star are permitted to sit on the boards of directors of no more than three (3) other reporting issuers and, in the case of the CEO, one (1) other reporting issuer. Directors must advise the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee and the CEO before accepting membership on the board of another reporting issuer. This provides the Board with the opportunity to discuss any possible issues there may be for the Company with the director assuming such a role.

Interlocking Directorships

An “interlock” occurs when two or more Board members are also board members of another reporting issuer. While the Company has not adopted a formal policy limiting the number of interlocking directorships, there are currently no interlocking board memberships among the Company’s directors.

Board Responsibilities

Pursuant to the Board Mandate, the fundamental responsibility of the Board is the stewardship of the business and affairs of Golden Star with a view to enhancing and preserving long-term shareholder value while ensuring that the Company conducts its business and affairs ethically and in accordance with corporate governance practices determined by the Board to be appropriate for Golden Star. These responsibilities are reflected in the Board Mandate and require, among other things, that the Board:

•	adopt, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Golden Star’s business and affairs and, during the course of the year, monitor the Company’s performance against such strategic plan;
•	establish an appropriate risk appetite for Golden Star and ensure that the principal risks of the Company’s business, including, but not limited to, environmental, operating, political, financial, geological, legal and regulatory risks, are identified and understood by the Board and senior management and that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of Golden Star;

•	develop Golden Star’s approach to corporate governance, including developing a set of corporate governance principles and guidelines and monitoring the Company’s compliance with policies and procedures designed to ensure that Golden Star operates in compliance with applicable laws and regulations and in accordance with high standards of ethics and corporate governance;
•	select, appoint, evaluate and, if necessary, terminate, the CEO and other senior officers of the Company and, with the advice of the Compensation Committee, determine the compensation of the CEO and other senior officers; and
•	oversee the Company’s continuous disclosure program with a view to satisfying itself that procedures are in place to ensure material information is disclosed accurately and in a timely fashion.

Director Responsibilities

The primary responsibility of individual directors is to act honestly and in good faith with a view to the best interests of Golden Star and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board Mandate includes specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board. Among other things, directors are expected to:

•	develop and maintain a thorough understanding of Golden Star’s business, its strategy, business operations, financial position and performance, the risks it faces and the social and political environments in which it operates;
•	put the best interests of Golden Star ahead of any other commercial interest he or she may have and disclose any conflict of interest on any issue brought before the Board;
•	diligently prepare for each meeting and arrive prepared to discuss the issues presented;
•	maintain a high attendance record at meetings of the Board;
•	be active and effective participants in the deliberations of the Board by participating fully and frankly in Board discussions and encouraging free and open discussion of the affairs of the Company;
•	pursue continuing education opportunities to maintain and enhance their abilities as directors and ensure that their knowledge of the business of the Company remains current;
•	make every effort to ensure that other board memberships do not impair the director’s time and availability for his or her commitment to Golden Star;
•	maintain the confidentiality of information received in connection with his or her services as a director of the Company; and
•	have an equity interest in Golden Star with a value equal to at least three times the amount of the annual retainer for a Board member within five years of their appointment to the Board.

Role and Composition of Board Committees

The Board currently has five standing committees: Audit, Compensation, Nominating and Corporate Governance, Corporate Responsibility, and Technical. The Chair of each committee is responsible for ensuring that the committee over which he or she presides properly discharges the obligations imposed by its Charter, interfacing with management and making required recommendations to the Board. The Committee Chair Mandate and committee Charters are available on the Company’s website at www.gsr.com.

In addition to the Company’s standing committees, special committees of the Board may be formed from time to time to provide oversight on particular issues.

The Investor Rights Agreement gives La Mancha the right, as long at it owns 20% or more of the Company’s issued and outstanding Common Shares to have one (1) La Mancha nominee on each committee of the Board (other than the Audit Committee). As at the date of this Circular, Ms. Markova is a member of the Corporate Responsibility and Audit Committees and Mr. Nasr is a member of the Corporate Responsibility Committee.

Audit Committee

Members:	Robert E. Doyle (Chair), Ani Markova and Mona Quartey

The Board has determined that Mr. Doyle is an “audit committee financial expert” as defined by the regulations of the Securities and Exchange Commission and that, pursuant to National Instrument 52-110 — Audit Committees, each member of the Audit Committee is financially literate and independent of the Company.

Functions:	The primary functions of the Audit Committee are to (a) assist the Board in its oversight of the integrity of the Company’s financial statements and financial reporting process, the Company’s compliance with legal and regulatory requirements and corporate policies and controls, the selection, retention, qualifications, objectivity and independence of the independent auditor, and the performance of the Company’s internal audit function; and (b) prepare the “Report of the Audit Committee” to be included in the Company’s annual proxy statement.

Meetings:	At each meeting held prior to the release of financial statements, the members of the Audit Committee hold sessions (a) with the Company’s independent auditors without management present and (b) without management or the Company’s independent auditors present.

The Audit Committee met 4 times in 2019.

Compensation Committee

Members:	Craig J. Nelsen (Chair), Robert E. Doyle and Mona Quartey

Each member of the Compensation Committee has been determined by the Board to be independent of the Company under applicable Canadian securities laws.

Functions:	The primary functions of the Compensation Committee are to (a) discharge the responsibilities of the Board relating to compensation of the Company’s CEO and other executive officers; (b) develop and oversee the Company’s management compensation structure, policies and programs; and (c) produce a report on executive compensation for public disclosure in the Company’s proxy statement or otherwise as required by applicable securities laws.

Meetings:	The Compensation Committee met three times in 2019.

Corporate Responsibility Committee

Members:	Anu Dhir (Chair), Ani Markova and Karim Nasr

Functions:	The primary function of the Corporate Responsibility Committee is to assist the Board in the furtherance of Golden Star’s commitments to stakeholders to maintaining a healthy and safe workplace, environmentally sound and responsible resource development, good community relations, and the protection of human rights.

Meetings:	The Corporate Responsibility Committee met two times in 2019.

Nominating and Corporate Governance Committee

Members:	Gilmour Clausen (Chair), Anu Dhir and Craig J. Nelsen

Each member of the Nominating and Corporate Governance Committee has been determined by the Board to be independent of the Company under applicable Canadian securities laws.

Functions:	The primary functions of the Nominating and Corporate Governance Committee are to (a) identify individuals qualified to become Board members consistent with the criteria approved by the Board; (b) recommend director nominees to the Board and for each committee; (c) lead the Board in its annual review of the Board’s performance; (d) oversee CEO recruitment and succession planning; and (e) develop and recommend to the Board corporate governance principles applicable to Golden Star.

Meetings:	The Nominating and Corporate Governance Committee met two times in 2019.

Technical Committee

Members:	Gilmour Clausen and Craig J. Nelsen

Functions:	The primary function of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the management of the Company’s mining operations from a technical perspective.

Meetings:	The Technical Committee met two times in 2019.

Meetings of Independent Directors

Each Board meeting includes a session restricted to independent directors. Independent directors are also free to meet separately at any time or to require non-independent directors and/or management to be excused from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

To promote the exercise of independent judgment by directors in considering transactions and agreements, any director who has a material interest in a matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

All Board committees are comprised entirely of independent directors and may meet as often as they deem necessary.

The Board, as well as each Board committee, also has the power to retain independent consultants where it deems it necessary.

Meetings and Attendance

The record of attendance of each Nominee at Board and Board committee meetings is set out in the biography of each Nominee under “Part II — Business of the Meeting — Election of Directors”.

The following tables summarize the meetings held during the fiscal year ended December 31, 2019, and the attendance of the Nominees at meetings (who were members of the Board or committee at the date of such meetings).

Director	Board	Audit Committee	Compensation Committee	Corporate Responsibility Committee	Nominating & Corporate Governance Committee	Technical Committee	Total	Operations Site Visit
Timothy Baker[1]	8 of 8 (100%)	-	1 of 1 (100%)	1 of 1 (100%)	-	-	100%	Yes
Gilmour Clausen	8 of 8 (100%)	2 of 2 (100%)	-	-	2 of 2 (100%)	2 of 2 (100%)	100%	Yes
Anu Dhir	7 of 8 (88%)	-	-	2 of 2 (100%)	2 of 2 (100%)	-	92%	Yes
Robert E. Doyle	7 of 8 (88%)	4 of 4 (100%)	3 of 3 (100%)	-	-	-	93%	Yes[2]
Ani Markova	2 of 2 (100%)	-	-	-	-	-	100%	Yes
Craig J. Nelsen	7 of 8 (88%)	-	3 of 3 (100%)	-	2 of 2 (100%)	2 of 2 (100%)	93%	Yes
Mona Quartey	7 of 8 (88%)	4 of 4 (100%)	-	2 of 2 (100%)	-	-	93%	Yes
Andrew Wray[3]	8 of 8 (100%)	2 of 2 (100%)	2 of 2 (100%)	-	-	-	100%	Yes

[1]	As Board Chair, Mr. Baker is not typically a member of any Board committee although he does generally attend all committee meetings. In 2019, Mr. Baker was appointed to the Compensation Committee (following Mr. Wray’s appointment as CEO) and the Corporate Responsibility Committee (following Mr. Crew’s appointment as Executive Vice President and Chief Operating Officer). Mr. Baker attended only one meeting of the Compensation Committee in his capacity as a member (on December 3, 2019) before being replaced on that Committee by Ms. Quartey effective January 1, 2020. Mr. Baker also attended only one meeting of the Corporate Responsibility Committee in his capacity as a member (on December 3, 2019) before being replaced on that Committee by Ms. Markova effective January 1, 2020.
[2]	Mr. Doyle did not visit the Company’s operation sites in 2019 but did attend in January 2020.
[3]	Prior to being appointed CEO on May 1, 2019, Mr. Wray was a member of both the Audit and Compensation Committees. Upon his appointment as CEO, Mr. Clausen was appointed to the Audit Committee and Mr. Baker was appointed to the Compensation Committee in replacement of Mr. Wray on those Committees. In his capacity as CEO, Mr. Wray generally attends all Committee meetings.

Position Descriptions

The Board has adopted written position descriptions for the Board Chair, Committee Chairs and the CEO in order to delineate the roles and responsibilities of each position. A copy of each position description is available on the Company’s website (www.gsr.com).

Chair

The primary responsibility of the Chair of the Board is to oversee the operations and affairs of the Board and to provide leadership to the Board to enhance its effectiveness. The Board has ultimate responsibility for the supervision of management of the Company. Critical to fulfilling this responsibility is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member of the Board, must oversee these relationships and ensure that they are effective, efficient and further the best interests of the Company.

Committee Chair

The primary responsibility of the Chair of each committee of the Board is to oversee the operations and affairs of the committee and to provide leadership to the committee to enhance the committee’s effectiveness. Each committee Chair plays a critical role in guiding the committee in the fulfillment of the committee’s duties and responsibilities as set out in the committee’s charter and managing the process through which the committee carries out such duties and responsibilities.

Chief Executive Officer

The CEO position description states that the primary responsibility of the CEO of Golden Star is to oversee the operations and affairs of the Company, to provide leadership to management and to provide vision for future growth opportunities to enhance the Company’s short-term and long-term performance. The CEO position description sets out a number of specific responsibilities of the CEO.

Director Orientation and Continuing Education

During the recruitment process, candidates are provided with general information on the Company and the functioning of the Board and its committees. Candidates are also briefed on the Company’s business and assets, history, current developments and strategy during meetings with members of both the Board and senior management.

To support the effective functioning of the Board, several steps are taken to ensure that directors remain current with, among other things, developments in corporate governance practices and in the gold mining industry.

Continuing Education
Management Presentations and Meetings	•

 Directors meet at regularly scheduled meetings with members of senior management to familiarize themselves with and receive presentations from management to stay abreast of developments affecting the Company’s operations and strategic plans, risk management issues and significant issues facing the Company.

On-Line Resources	•	Directors have access to the Board’s online portal for information regarding Board matters, including presentations to the Board, Board and committee mandates, and Company charter documents, by-laws and policies.
	•	Directors receive quarterly financial and operational updates.
Management Reports	•	Prior to each Board meeting, directors are provided with reports on the topics to be discussed and are encouraged to raise questions which can be addressed at the meeting.
•

On a more ad hoc basis, the CEO and other members of senior management provide reports to the Board and its committees with respect to, among other matters, particular issues facing the Company, recent developments and feedback from analysts.

Presentations from Experts/External Advisors	•	In addition to presentations on ordinary course matters that are provided by management at each Board and committee meeting, presentations to the Board or a Board committee are made by recognized experts from time to time on subjects pertinent to Golden Star’s business and the issues it is facing at any particular point in time. In 2019, this included a presentation on safety culture by David Sadler.
Site Visits	•	Directors are encouraged to visit the Company’s operations in Ghana with management representatives to interface with all levels of management and with local stakeholders. In 2019, all directors visited Golden Star’s Wassa and Prestea sites in 2019, with the exception of Mr. Doyle who attended in January 2020.
External Professional Development Opportunities	•	To enable each director to better perform his or her duties, and to recognize and deal appropriately with issues that arise, the Company encourages directors to undertake continuing director education (including conferences and seminars), the costs of which the Company will pay.

Risk Management

The Board is responsible for establishing the appropriate risk appetite for Golden Star and ensuring that the principal risks it faces including, but not limited to, environmental, operating, political, financial, geological, legal and regulatory risks, are identified, assessed and understood by the Board and senior management and that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company. In fulfilling this responsibility, the Board reviews the Company’s enterprise risk management program on at least an annual basis, including its risk management practices and the guidelines, policies and processes underlying such enterprise risk management program.

While the Board has the ultimate oversight responsibility for the risk management process, each Board committee plays an important role in assisting the Board fulfill its risk oversight responsibilities by ensuring that processes are in place to identify significant risks within the committee’s purview, ensuring that management establishes appropriate action plans to mitigate against such risks and monitoring management’s implementation of such action plans, as well as receiving quarterly updates on the evolution of key risks in the business and management’s plans and actions to deal with them.

	•	Establishes the appropriate overall risk appetite for Golden Star
Board	•

 Ensures that the principal risks faced by Golden Star are identified, assessed and understood by the Board and senior management and that there are appropriate systems in place which effectively monitor and manage those risks

Audit Committee	•	Focus is on ensuring that processes are in place to identify significant financial-related risks, that appropriate action plans are established to mitigate against such risks and monitoring the implementation of such action plans
Compensation Committee	•	Focus is on ensuring that processes are in place to identify significant compensation-related risks, that appropriate action plans are established to mitigate against such risks and monitoring the implementation of such action plans
Corporate Responsibility Committee	•	Focus is on ensuring that processes are in place to identify significant corporate responsibility-related risks, that appropriate action plans are established to mitigate against such risks and monitoring the implementation of such action plans
Nominating & Corporate Governance Committee	•	Focus is on ensuring that processes are in place to identify significant corporate governance-related risks, that appropriate action plans are established to mitigate against such risks and monitoring the implementation of such action plans
Technical Committee	•	Focus is on ensuring that processes are in place to identify significant technical and operating-related risks, that appropriate action plans are established to mitigate against such risks and monitoring the implementation of such action plans

 Ethical Behaviour

Golden Star has a culture of integrity and robust corporate policies including a whistleblower policy to support that culture. The relevant policies and codes, all of which are available on the Company’s website (www.gsr.com), consist of the following:

Business Conduct and Ethics Policy

The Business and Ethics Policy (the “Business Conduct Policy”) sets out Golden Star’s standards of behavior and guidelines that must be followed by all directors, officers, employees, consultants and other agents of the Company while making judgments or evaluating the judgments or actions of others as to what constitutes ethical business conduct in any particular situation. Among other matters, the Business Conduct Policy sets out Golden Star’s guidelines on prohibited payments, political contributions, conflicts of interest and the use of confidential information. The Company’s Executive Vice President and CFO (the “Compliance Officer”) is responsible for monitoring compliance with the Business Conduct Policy and for communicating the Business Conduct Policy to employees. Employees have a duty to report any known or suspected violation of the Business Conduct Policy to their supervisor, the Compliance Officer, or by following the procedures set out in the Company’s Whistleblower Policy (as set out below). The Board, through its Audit Committee, reviews the Business Conduct Policy annually to ensure that it complies with legal requirements and best practices. The Board has not granted any waiver of the Business Conduct Policy and, accordingly, no material change report or other notice has been required or filed.

Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers

The Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executive Officers (the “Ethics Code”) requires, among other things, honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; compliance with applicable governmental laws, rules and regulations; full, fair, accurate, timely, and understandable disclosure; and the prompt internal reporting of violations. Amendments of, and waivers granted under, the Ethics Code will be disseminated on the Company’s website (www.gsr.com). The Board has not granted any waiver of the Ethics Code and, accordingly, no material change report or other notice has been required or filed.

Insider Trading and Reporting Policy

The Insider Trading and Reporting Policy (the “Insider Trading Policy”) aims to protect the integrity and reputation of Golden Star and the investments of its shareholders by mandating trading restrictions to which directors, officers, employees and others are subject under applicable securities laws and regulations and setting out policies governing investments in the shares of Golden Star and the reporting thereof. In addition to setting out the legal prohibition on trading while in possession of material undisclosed information, the Insider Trading Policy also sets out regularly scheduled “blackout periods” during which directors, officers and employees who are routinely in possession of undisclosed material information, are prohibited from trading in Golden Star securities. The blackout period surrounding the first, second and third financial quarters commences on April 15, July 15, October 15, respectively, and the year-end blackout period commences on January 15. Each regularly scheduled blackout period ends on the second business day following the public release of the financial statements. In addition, directors and officers of the Company are prohibited from hedging their Common Shares or equity-based awards.

Whistleblower Policy

The Whistleblower Policy requires that directors, officers and employees report violations of legal or regulatory requirements or internal policies relating to accounting standards and disclosures, internal accounting controls, matters related to the internal or external audit of Golden Star’s financial statements, or any other fraudulent activities, either through a confidential hotline, the Audit Committee or any supervisor or member of management whom he or she is comfortable approaching. The Audit Committee is responsible for determining whether a reasonable basis exists for commencing an investigation into the conduct alleged in the complaint. If the Audit Committee concludes that an investigation is warranted, it shall take appropriate measures to implement a thorough investigation of the allegations. The Audit Committee is ultimately responsible for fashioning, with the input of its advisors and management, if requested, the appropriate corrective action.

Performance Assessment

Each year, the Nominating and Corporate Governance Committee, together with the Board Chair, oversees an annual assessment of the performance of the Board, each Board committee and each director. Typically, the performance assessment has involved each director completing a lengthy questionnaire aimed at soliciting comments from directors which assist the Board in making changes and in determining nominations for re-election and appointment.

This year, on the recommendation of the Nominating and Corporate Governance Committee, the Board decided that feedback would be solicited by way of one-on-one sessions held between each director and the Board Chair to discuss the performance of the Board, each Board committee, the Board’s relationship with senior management and each director. One-on-one sessions between each director and the Chair of the Nominating and Corporate Governance Committee were also held to solicit feedback on the performance of the Board Chair. In order to ensure directors were candid during these discussions, they were assured that the discussions with each would remain confidential and be generalized in the feedback provided to other directors and the Board as a whole.

The discussion was structured around a handful of key topics, including:

-	the skills and experience represented on the Board;

-	the performance of the Board and each Board committee generally and what, if anything, they would like to see changed;

-	the quality of Board discussions and those of each Board committee and whether they believed other issues should be given additional time and attention;

-	the performance and contribution made by each of the other directors; and

-	the adequacy and effectiveness of the information provided to the Board by management and, more generally, the performance of senior management.

The feedback received from the meetings was synthesized to provide the Board and each director with meaningful comments.

A second in-person meeting was then held by Mr. Baker, as Board Chair, with each director in order to provide that director with the feedback received from the other directors on his or her performance. Mr. Clausen, as Chair of the Nominating and Corporate Governance Committee, provided the Board Chair with the feedback received from the other directors on his performance. Feedback on the Board’s performance, overall, was discussed by the full Board.

The consensus of Board members was that this process was effective. Among the themes that received the most attention during the one-on-one interviews and, subsequently, during discussions with the Board, were:

•	Board Composition – The consensus was that the Board was the right size and currently has an appropriate mix of skills. However, the Board should consider retirements anticipated in the short- to mid-term and should initiate steps now to ensure appropriate potential replacements are identified.
•	Performance – Board members generally feel that the Board and each committee functions well. Board members are comfortable in expressing their opinions and the Board reaches agreement through healthy debate of the issues. All Board members recognized the importance that the Board focus at a strategic level and that it holds management to account for commitments made.
•	Opportunities – The suggestions made to continually improve the Board’s performance included:
○	ensuring that all Board members visit the operations at least every two years and that, during such visits, they devote some time interacting with employees on the ground;
○	embracing Board renewal on an ongoing basis;
○	taking additional opportunities to provide additional educational opportunities for Board members;
○	increasing discussion of strategic issues, risk, talent management and corporate culture; and
○	having the CEO deliver an abbreviated monthly summary report highlighting key metrics and issues.
•	Meetings – Board members believe the Board Chair is effective at conducting and managing the agenda at the meetings and facilitating discussion. In order to use time as efficiently as possible, the consensus was for committee meetings be held between Board meetings and that concise reports from each committee be delivered to the Board. Recognizing the significance to the Company of achieving the 2020 budget, the Board will be focusing on monitoring performance during the year, including trends that may emerge, and will be overseeing the management and tracking of deliverables.

Shareholder Communications

The Company believes that it is important to maintain good shareholder relations. The Board will give appropriate attention to all proper written communications that are submitted by shareholders. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the Executive Vice President and Chief Financial Officer (“CFO”) of the Company by email to investor@gsr.com or by mail to Board, c/o Executive Vice President and Chief Financial Officer, Golden Star Resources Ltd., 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6. All communications should state the type and amount of the Company’s securities held by the shareholder and that the communication is intended to be shared with the Board, or if applicable, with a specific committee of the Board. The Executive Vice President and CFO will forward all such communications to the Board or the specific committee, as appropriate.

PART IV – REPORT ON DIRECTOR COMPENSATION & EQUITY OWNERSHIP

Directors receive an initial equity award upon being appointed to the Board and are thereafter compensated for their services through a combination of annual cash retainers and annual long-term equity awards.

Initial Equity Award

Upon being appointed to the Board, directors historically received a one-time award of 20,000 stock options (“Options”). In late 2019, the Board determined that, going forward, the initial equity award to be granted to new directors would instead comprise of deferred share units (“DSUs” and each a “DSU”) valued at $100,000.

DSUs are a bookkeeping entry, with each DSU having the same value as a Common Share. The number of DSUs awarded is determined by dividing the value of the total DSU award to be granted by the volume weighted average trading price of the Common Shares on the NYSE American for the twenty (20) trading days prior to the date of grant. DSUs vest immediately upon grant but must be retained until the director leaves the Board, at which time the director will receive a cash payment equal to the then fair market value of the DSUs, Common Shares or a combination of both. DSUs granted after March 14, 2016 cannot be redeemed for Common Shares issued from treasury. The fair market value of each DSU on the payment date is equal to the volume weighted average trading price of the Common Shares on the NYSE American for the twenty (20) trading days prior to the payment date.

For additional information on the Company’s Stock Option Plan (the “Option Plan”) and Deferred Share Unit Plan (the “DSU Plan”), see “Part VI — Other Information — Equity Compensation Plan Information”.

Annual Cash Retainers

In 2019, directors received the following annual cash retainers which they can elect to receive (all or in part) in the form of DSUs:

Function	Annual Retainer ($)
Board Chair	136,000
Board Member	75,000
Committee Chairs:
Audit Committee	17,500
Compensation Committee	15,000
Corporate Responsibility Committee	12,500
Nominating and Corporate Governance Committee	10,000
Committee Member	5,000

The only change that has been made to the foregoing fee schedule is that, effective January 1, 2020, each member of the Technical Committee will receive a Committee Member fee of $7,500 to reflect the fact that the Chair of the Technical Committee is designated on a rotating basis from amongst its members.

Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred in connection with attending meetings and in connection with the performance of their duties as directors. Directors who are required to spend more than eight hours, round trip, travelling to and from a meeting, receive a travel fee of $1,500.

Annual Equity Awards

Members of the Board receive an annual award of DSUs valued at $50,000 (payable $12,500 quarterly) and the Chairman of the Board receives an annual award of DSUs valued at $100,000 (payable $25,000 quarterly).

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2019

The following table sets out all option-based and share-based awards held by directors of the Company outstanding as at December 31, 2019.

	Option-Based Awards				Share-Based Awards
Director	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (CAD$)[1]	Number of Shares or Units of Shares that have not vested	Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of Vested Share-Based Awards that have not paid out or distributed ($)[2]
Timothy Baker	100,000	9.20	January 1, 2023	-	-	-	1,302,763
	15,000	4.35	May 9, 2021	8,550	-	-
Gilmour Clausen	20,000	5.15	August 2, 2026	-	-	-	219,901
Anu Dhir	20,000	4.35	February 24, 2024	11,400	-	-	532,874
	10,000	4.35	May 9, 2021	5,700	-	-
Robert E. Doyle	20,000	15.95	February 2, 2020	-	-	-	1,083,764
	10,000	4.35	May 9, 2021	5,700	-	-
Ani Markova	20,000	4.09	September 14, 2029	16,600	-	-	4,605
Craig J. Nelsen	20,000	12.95	May 25, 2021	-	-	-	307,359
	10,000	4.35	May 9, 2021	5,700	-	-
Mona Quartey	20,000	4.70	May 5, 2027	4,400	-	-	166,421
Naguib Sawiris	20,000	5.48	May 6, 2029	-	-	-	20,799
[1]	Value of both vested and unvested Options based on the TSX closing price on December 31, 2019, of CAD$4.92, less the exercise price of the in-the-money Options.
[2]	Represents the value of DSUs (which are redeemable subsequent to the director leaving the Board) based on the volume weighted average trading price of a Common Share on the NYSE American for the 20 trading days immediately preceding December 31, 2019 of $3.47.

Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized if all Options which vested during the financial year ended December 31, 2019 had been exercised on their respective vesting dates and if all DSUs which vested during the financial year ended December 31, 2019 had been paid out on their respective vesting dates.

Director	Option-Based Awards – Value Vested During the Year (CAD$)[1]	Share-Based Awards – Value Vested During the Year ($)[2]	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CAD$)
Timothy Baker	Nil	108,470	-
Gilmour Clausen	Nil	87,479	-
Anu Dhir	Nil	94,975	-
Robert E. Doyle	Nil	68,721	-
Ani Markova	600	4,170	-
Craig J. Nelsen	Nil	49,985	-
Mona Quartey	5,000	79,681	-
Naguib Sawiris	Nil	20,829	-
[1]	Represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares as traded on the TSX on the vesting date and the exercise price of the Options.
[2]	The value of DSUs granted in 2019 based on the volume weighted average trading price of a Common Share on the NYSE American for the twenty (20) trading days immediately preceding the date of the grant.

In accordance with corporate policy, the Company did not re-price any Options during the fiscal year ended December 31, 2019.

Option Exercises During the Year

None of the Nominees exercised any Options during 2019 nor have any of the Nominees exercised any Options since December 31, 2019.

Share Ownership Requirement

The Company requires non-executive directors to have an equity interest in Golden Star equal to at least three (3) times the annual Board member cash retainer within five years of being appointed to the Board. The acquisition of Common Shares and DSUs are counted towards share ownership requirements and are valued at the higher of value at the time of award or acquisition and current market value.

The share ownership of each non-executive Director, as at March 12, 2020, was as follows:

Director	Share Ownership Requirement ($)	Common Shares (#/$1)	Deferred Share Units (#/$2)	Total Equity Interest ($)	Share Ownership Requirement Met
Timothy Baker	408,000	68,003 / 235,428	382,676 / 1,200,948	1,436,376	Yes
Gilmour Clausen	225,000	34,000 / 127,500	69,707 / 256,607	384,107	Yes
Anu Dhir	225,000	50,969 / 179,797	160,444 / 516,892	696,689	Yes
Robert E. Doyle	225,000	20,000 / 94,000	315,945 / 1,096,007	1,190,007	Yes
Ani Markova	225,000	10,000 / 31,400	4,947 / 16,656	48,056	Yes[3]
Karim Nasr	225,000	Nil / Nil	33,715 / 100,134	100,134	Yes[3]
Craig J. Nelsen	225,000	50,380 / 257,577	92,196 / 390,982	648,559	Yes
Mona Quartey	225,000	Nil / Nil	55,653 / 203,897	203,897	Yes[3]
[1]	Common Shares, based on the greater of (a) the value at the time of the acquisition; and (b) the closing price of a Common Share on the TSX on March 11, 2020 of CAD$3.42, converted, where necessary, into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of U.S.$0.75 per CAD$1.00.
[2]	DSUs, based on the greater of (a) the value at the time of the award; and (b) the volume weighted average trading price of the Common Shares on the NYSE American for the twenty (20) trading days prior to March 12, 2020 of $2.84.
[3]	Ms. Markova has until September 5, 2024 to achieve her share ownership requirement; Mr. Nasr has until February 3, 2025 to achieve his share ownership requirement; and Ms. Quartey has until May 4, 2022 to achieve her share ownership requirement.

The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each Nominee, not being within the knowledge of the Company, has been furnished by each Nominee. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

Summary Compensation Table

The following table sets out the compensation paid to each director (other than Mr. Wray whose compensation is disclosed in “Part V — Report on Executive Compensation”) during the fiscal year ended December 31, 2019.

Director	Fees[1] ($)	Share-Based Awards[2] ($)	Option-Based Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total[4] ($)
Timothy Baker	139,333	100,000	-	-	-	239,333
Gilmour Clausen	55,833	87,500	-	-	-	143,333
Anu Dhir	47,500	95,000	-	-	-	142,500
Robert E. Doyle	97,500	50,000	-	-	-	147,500
Ani Markova	25,000	16,667	47,000	-	-	88,667
Craig J. Nelsen	100,000	50,000	-	-	-	150,000
Mona Quartey	28,750	106,250	-	-	-	135,000
Naguib Sawiris	50,000	20,833	62,400	-	-	133,233
[1]	Annual cash retainers that were paid in cash.

[2]	The amounts in this column represent the amounts attributable to DSUs, both the annual DSU award (granted quarterly) and the annual cash retainers that a director elected to receive in the form of DSUs. The grant date fair value is equal to the volume weighted average trading price of the Common Shares on the NYSE American for the twenty (20) trading days immediately preceding the date of the grant.
[3]	Ms. Markova and Mr. Sawiris were each granted 20,000 Options upon joining the Board. The Company has estimated the “grant date fair value” ($2.35 in the case of the Options granted to Ms. Markova and $3.12 in the case of the Options granted to Mr. Sawiris) using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a share option based on a number of factors, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security, the expected life of the option, forfeitures, dividend yield and the risk-free rate of return. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. The assumptions used were as follows:
Assumptions	Ani Markova September 15, 2019	Naguib Sawiris May 6, 2019
Volatility of the Price of the Underlying Security	71.43%	71.72%
Expected Life of the Option	10 years	10 years
Dividend Yield	0	0
Risk-Free Rate of Return	1.50%	1.75%

PART V – REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee believes it is important for our shareholders to understand the Company’s compensation policies and structure, how they are aligned with Golden Star’s strategic goals and the rationale for compensation decisions made for our senior executives.

The following provides details of the Company’s executive compensation program, including decisions made on compensation for 2019 performance and changes made to our executive compensation framework effective for the 2020 compensation cycle.

We hope you will attend the Meeting and encourage you to ask any questions you have with respect to the Company’s programs.

Composition of Compensation Committee

The members of the Compensation Committee are Craig J. Nelsen (Chair), Robert E. Doyle and Mona Quartey. All members are considered by the Board to be independent of the Company under applicable Canadian securities laws.

Appointment of Andrew Wray as President and Chief Executive Officer

Mr. Andrew Wray was appointed CEO on May 1, 2019. The Company entered into an employment agreement with Mr. Wray which provides a compensation package that is aligned with Golden Star’s Compensation Peer Group (as defined below).

The key components of Mr. Wray’s compensation package comprise:

•	an annual base salary of $550,000;
•	an annual cash incentive award with a target of 100% of base salary;
•	annual mid- to long-term equity-based incentive awards, with a target of 200% of base salary; and
•	pension contributions and other benefits.

The terms of Mr. Wray’s employment agreement require that 100% of the after-tax proceeds from the exercise of any equity-based incentive awards be invested to acquire common shares of the Company until the minimum shareholding requirement has been met. In addition, the accelerated vesting of any equity-based incentive awards in certain circumstances depends upon the share price performance of the Company being at or above the 50th percentile of the TSR Comparator Group (defined below).

Executive Management Changes

The composition of Golden Star’s management team has significantly changed over the past year. In addition to the appointment of Mr. Wray as CEO in May 2019, several other appointments have been made, most notably:

•	Graham Crew as Executive Vice President and Chief Operating Officer effective July 8, 2019;
•	Nathalie Lion Haddad as Executive Vice President, Head of People effective September 16, 2019;
•	Peter Spora as Executive Vice President, Growth & Exploration effective November 1, 2019;
•	Hardus Engelbrecht as Vice President, Finance effective December 2, 2019;
•	Philipa Varris as Executive Vice President & Head of Sustainability effective January 1, 2020;
•	Matt Varvari as Vice President, Technical Services effective February 3, 2020; and
•	Paul Thomson as Executive Vice President and Chief Financial Officer effective February 22, 2020.

2019 Compensation Decisions

Executive compensation for 2019 reflected the Company’s commitment to paying executive for performance as most executive compensation is at risk and depends on the achievement of short- and long-term performance against key metrics and the Company’s share price.

•	75% of the CEO’s target direct compensation is at risk and 66% of other Named Executive Officers (“NEOs”) target direct compensation is at risk.
•	The actual at-risk direct compensation paid to Andrew Wray in 2019 was 75% and, on average, 66% for all other NEOs.
•	The NEOs received 50% of their equity compensation in the form of Options and 50% in performance-based restricted share units (“PRSUs”) which PRSUs vest at the end of three years based on Golden Star’s total shareholder return relative to the total shareholder return comparator group (the “TSR Comparator Group”).
•	The weighting of the corporate component of the 2019 annual incentive plan was 80% for all NEOs and resulted in a payout of only 28% based on the Company’s performance as assessed against the metrics established at the beginning of 2019.
•	Based on the Company’s performance over the period January 2017 to December 2019, 76% of the PRSUs granted in 2017 vested on December 31, 2019.

Executive Compensation Changes for 2020

Two significant changes have been made to Golden Star’s executive compensation program for 2020.

First, the annual equity award will generally no longer include any Option grants but, instead, will comprise 100% PRSUs.

Second, the performance criteria to be used to determine the number of, if any, PRSUs that will vest has been adjusted to require better performance, relative to the TSR Comparator Group, for vesting to occur. The PRSUs will continue to cliff vest at the end of a three-year performance period but, for PRSUs granted in or after 2020, the adjustment factor (the “Adjustment Factor”) will be changed as follows:

Relative Performance	Previous Adjustment Factor	New Adjustment Factor
Less than the 35th percentile	0	0
35th percentile	50%	0
Below the 50th percentile	100%	0
50th percentile	-	100%
75th percentile	150%	150%
90th percentile or greater	200%	-
100th percentile	-	200%

Compensation Discussion and Analysis

The new management team recently reviewed Golden Star’s long-term strategy. Our goal is to safely and sustainably grow gold production from long-life, low cost assets. We aim to be leading practitioners in safety and environment, social and corporate governance within the mining industry. The successful implementation of our strategy will be supported by five fundamental pillars: Financial Excellence, Operational Excellence, Growth, People Culture and Leadership, and Social Licence.

Golden Star’s approach to executive compensation is described in greater detail in the following pages of this Compensation Discussion and Analysis and has been designed to support the Company’s strategic goals and align with the overall objective of maximizing value for the Company’s shareholders.

Named Executive Officers for 2019

This Compensation Discussion and Analysis describes Golden Star’s compensation policies and practices for: (a) each CEO; (b) the CFO; (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of 2019; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of 2019, being:

Andrew Wray	President and Chief Executive Officer (from May 1, 2019 to July 7, 2019); Chief Executive Officer (from July 8, 2019 to December 31, 2019)
Graham Crew	Chief Operating Officer (from July 8, 2019)
S. Mitchel Wasel	Vice President, Exploration
Samuel T. Coetzer	Former President and Chief Executive Officer (to April 30, 2019)
P. André van Niekerk	Former Executive Vice President and Chief Financial Officer (to February 21, 2020)
Daniel Owiredu	Former Executive Vice President and Chief Operating Officer (to July 7, 2019); President (from July 8, 2019 to December 31, 2019)
Martin Raffield	Former Executive Vice President and Chief Technical Officer (to September 30, 2019)

Compensation Governance

Role of the Compensation Committee

The Compensation Committee has adopted a charter that sets out its responsibilities. The Compensation Committee Charter, as approved by the Board, is available on the Company’s website at www.goldenstarresources.com. The Compensation Committee Charter sets out the Compensation Committee’s primary responsibilities which include:

•	reviewing and making recommendations to the Board on the Company’s compensation strategy, policies and programs for directors, officers and employees on at least an annual basis and ensuring that they:
○	properly reflect the respective risks, duties and responsibilities of positions;
○	are competitive in attracting, retaining and motivating people of the highest quality;
○	are considered against market compensation data for similar roles and levels of responsibility with the Company’s peer group;
○	align the interests of the CEO and the other NEOs with shareholders; and
○	are based on established corporate and individual performance objectives.
•	establishing a compensation peer group and a target competitive positioning or range for the Company’s executive compensation program and individual elements;
•	reviewing, in consultation with the CEO, and making recommendations to the Board with respect to the corporate and individual goals and objectives relevant to the compensation of the CEO and the other NEOs, evaluating the performance of the CEO and the other NEOs in light of those goals and objectives, and recommending to the Board the amount and composition of the compensation of the CEO and the other NEOs based on this evaluation;
•	reviewing and, if appropriate, approving employment agreements, severance arrangements, retirement arrangements, change in control agreements and provisions, and any special or supplemental benefits for each NEO, subject to Board approval;
•	reviewing and making recommendations to the Board with respect to the compensation to be paid to directors for service on the Board and on committees;
•	administering any equity-based compensation plan of the Company, including reviewing management’s recommendations in accordance with its terms;
•	managing the Board’s relations with shareholders on executive compensation matters including the requirement to submit the Company’s executive compensation program for an advisory vote by shareholders;

•	assisting the Board in fulfilling its risk oversight responsibilities with respect to significant compensation related risks; and
•	reviewing and recommending to the Board for approval the Compensation Discussion and Analysis for inclusion in Golden Star’s management information circular as required by applicable rules and regulations and such other public disclosures containing information with respect to matters over which the Compensation Committee has responsibility.

2019 Key Activities of Compensation Committee

Areas of focus for 2019 included the following:

○	appointing Andrew Wray as CEO and overseeing the appointment of several new members to the executive team;
○	setting corporate and individual objectives against which to evaluate the performance of the Company’s executive management team and monitoring performance throughout the year;
○	reviewing the performance of the CEO and making recommendations with respect to his annual performance incentive award for 2019 to the Board;
○	administering the Company’s equity compensation plans;
○	reviewing and approving the Report on Director Compensation and the Report on Executive Compensation included in this Circular;
○	reviewing market trends in executive and director compensation;
○	reviewing the competitiveness of current executive compensation arrangements for the CEO, senior management team and directors; and
○	reviewing the Compensation Committee Charter.

Compensation Decision-Making Process

The Compensation Committee makes its recommendations with respect to executive compensation with the overall objectives to be served by the executive compensation program in mind. In doing so, the Compensation Committee seeks advice from independent executive compensation experts, including with respect to competitive compensation practices generally, as well as soliciting input from other Board members and the CEO.

With respect to overall compensation levels as well as the weighting to be given to fixed and variable compensation and short- and long-term compensation, the Compensation Committee is guided by the compensation programs in place at the Company’s compensation peer group as well as other generally available market data. The recommendations of the Compensation Committee, ultimately, however, are driven by the particular circumstances of Golden Star and what the Compensation Committee concludes is appropriate for Golden Star’s executive group in light of the applicable risks and competitive employment environment.

In terms of setting annual performance incentives, the CEO makes recommendations to the Compensation Committee based on the Company’s priorities for the upcoming year and the budget and recommends the parameters considered appropriate. The Compensation Committee reviews the objectives recommended by the CEO and requires that such objectives, and their corresponding parameters, be stress-tested to ensure payouts will be reasonable within the context of performance outcomes.

The Compensation Committee’s recommendations with respect to the payouts on annual performance incentives are based upon the degree to which corporate and individual objectives are met. The CEO provides the Compensation Committee with individual performance assessments for each of the executives who report directly to him, including the other NEOs, and provides compensation recommendations. The Compensation Committee reviews the CEO’s recommendations and will, in addition to reviewing the degree to which each executive achieved their individual objectives, also take into account considerations the CEO believes are relevant to the Compensation Committee in making its recommendations to the Board.

All shareholders have the opportunity to express their views on Golden Star’s compensation through the advisory shareholder vote on executive compensation. This policy is designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company discloses the results of the vote as part of its report on voting results for each annual meeting. While the results are not binding, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

Independent Compensation Consultants

The Compensation Committee has the authority to retain, approve the fees of and terminate any compensation consultant (or other external advisor, including legal or financial advisors) to be used to assist it in the evaluation of executive officer compensation. The Compensation Committee determines the scope of services to be performed and provides directions regarding the performance of such services.

In 2019, the Compensation Committee retained Meridian Compensation Partners (“Meridian”) to provide independent advice in connection with matters pertaining to executive compensation and related corporate governance matters. Meridian did not provide any services directly to management.

In concluding that Meridian was independent of the Company, the Compensation Committee considered whether Meridian has implemented policies and procedures to prevent conflicts of interest, whether Meridian owns any shares of the Company, and whether Meridian had a business or personal relationship with any member of management or the Compensation Committee.

The fees paid to Meridian for services in 2018 and 2019 were as follows:

	2018		2019
Services	Compensation Committee	Management	Compensation Committee	Management
Executive Compensation and Related Corporate Governance Matters	$61,300	Nil	$85,618	Nil

Compensation Risk Assessment

The Board, with the assistance of the Compensation Committee, is responsible for evaluating whether the executive compensation program encourages excessive risk-taking and whether there are sufficient safeguards in place to appropriately manage risks.

In 2019, Meridian updated the review it conducted of Golden Star’s approach to risk management and executive compensation governance in 2018. Based on its review, Meridian concluded that the Compensation Committee has a reasonable basis to disclose that Golden Star’s pay programs and policies reflected in the review are not reasonably likely to have a material adverse effect on Golden Star, its business or its value.

Meridan noted the following practices that mitigate compensation risk:

✓	Golden Star has a market aligned clawback policy pursuant to which incentive compensation may be clawed back if there is misconduct of an executive resulting in a restatement of the Company’s financial statements and an overpayment of compensation.
✓	There is a good mix of fixed and variable compensation and an appropriate weighting of share-based compensation.
✓	Golden Star’s annual incentive plan is a “balanced scorecard” which provides a good balance between financial (free cash flow and all in sustaining cost), growth (reserves and resources increases), production (ounces to mine plan) and sustainability (safety, health, environment, community) measures.
✓	Golden Star awards 100% of long-term incentives in performance share units. This is a very strongly performance focused long-term incentive and significantly exceeds proxy advisor expectations that at least 50% of the long-term incentive be contingent on performance criteria.

✓	There is a mix of relative and absolute performance in the long-term incentive plan (share price and relative total shareholder return for the PRSUs).
✓	Golden Star makes regular annual awards of share-based compensation which provide overlapping vesting periods and maintains executives’ exposure to the risks of their decision-making through their unvested share-based awards which addresses longer “tail” risks. The PRSU Plan allows executives to continue to hold PRSUs, after vesting, increasing their exposure to long-term risks of the business.
✓	Under Golden Star’s share ownership policies:
-	Directors are required to own Golden Star shares with a value equal to 3 times the cash retainer;
-	The CEO is required to own Golden Star shares with a value equal to 3 times base salary;
-	The other NEOs are required to own Golden Star shares with a value equal to 1 times base salary;
-	Other executives, as determined by the CEO, are required to own Golden Star shares with a value equal to 50% times base salary; and
-	Golden Star has a “hold until met” policy which requires that executives retain their Common Shares and invest 0.5 times (100% for the CEO) of the after-tax proceeds from the exercise of option-based awards or redemption of share-based awards in Common Shares until the share ownership requirement is met entirely in Common Shares and/or DSUs.
✓	Share ownership requirements are a form of risk mitigation and support sustained long-term value creation and meaningful shareholder alignment.
✓	Financial performance is verified by Golden Star’s auditors before annual incentive and performance-based long-term incentive amounts are paid out.
✓	Golden Star’s insider trading policy prohibits hedging of Golden Star’s shares and share based incentives.
✓	Golden Star has a pledging policy designed to ensure that directors and officers do not pledge a significant portion of their shares and share-based incentives.
✓	Golden Star has a well drafted proxy circular that provides clear disclosure of Golden Star’s performance, pay practices and link between pay and performance.
✓	Golden Star has a robust Code of Conduct and a Whistleblower Policy.
✓	Golden Star has processes and practices respecting management of key business risks and their oversight by the Board.
✓	The Compensation Committee is comprised entirely of independent directors, it engaged Meridian to review the risks associated with its compensation programs, it exercises discretion in determining equity-based awards and it reviews and has discretion to adjust the payouts under the annual incentive program.
✓	Craig Nelsen, the Chair of the Compensation Committee, is also a member of the Nominating and Corporate Governance Committee and Robert Doyle, a member of the Compensation Committee is the Chair of the Audit Committee. These cross-overs ensure that the Compensation Committee has a thorough understanding of Golden Star’s enterprise risks when making its decisions respecting compensation and that compensation governance and compensation related risks are considered from a broader corporate governance and financial perspective.
✓	The Compensation Committee is actively engaged in setting performance metrics and reviewing performance against targets; there is a good balance between CEO and management involvement in designing compensation programs and Compensation Committee review of compensation programs.
✓	Awards under Golden Star’s annual incentive plan at the executive level are based on corporate metrics and individual performance. Corporate performance is weighted 80% and individual performance is weighted 20%.

Meridian concluded in recommending that Golden Star continue its current good compensation risk mitigation practices, including:

✓	Continue to regularly benchmark executive compensation to provide the Compensation Committee with an outside perspective of Golden Star’s compensation program to ensure compensation opportunities, structure and mix of pay are aligned with prevailing market practices.
✓	Continue to regularly monitor compensation and performance peer groups for continued appropriateness.
✓	Continue to “stress test” performance goals and related payouts for each incentive plan.
✓	Continue to actively monitor changes in governance practices, proxy advisor policies and regulations to ensure that Golden Star is prepared to deal proactively and appropriately with these changes.
✓	Continue to monitor the level of Golden Star’s executive share ownership requirements to ensure that they do not fall below market norms.
✓	Continue the practice of regular annual equity grants.
✓	Continue to set targets on the basis of achievability with reasonable “shoulders” set to moderate risk.
✓	Continue to monitor the prevalence of post-retirement hold periods for the CEO and other NEOs.
✓	Continue to review the Circular for alignment with good disclosure practices, particularly disclosure related to incentive plan design, targets and payouts.

Compensation Clawback

Golden Star’s Business Conduct Policy allows the Compensation Committee to require the reimbursement of any short or long-term incentive award if: (a) the amount was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error, (b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error, and (c) the amount that would have been awarded to the employee, officer or director, had the financial results been properly reported would have been lower than the amount actually awarded.

Hedging Prohibition and Pledging Restriction

Directors and officers are prohibited from engaging in hedging, speculative, short selling and similar transactions of any kind with respect to Common Shares or shared based compensation. Our directors and officers are also prohibited from holding Golden Star securities in a margin account or pledging them as security for a loan.

Share Ownership Requirement

The share ownership requirements for our executive officers is as follows:

Participant	Target Ownership Level
CEO	3 times base salary
Other NEOs upon recommendation by the CEO and as approved by the Compensation Committee	1 times base salary
Other Executives as determined by the CEO	0.5 times base salary

Each of the NEOs was made subject to the foregoing shareholding requirements.

Common Shares, DSUs and 50% of PRSUs are counted towards share ownership requirements and are valued at the higher of (a) the value at the time of award or the acquisition and (b) the current market value.

We also have a “hold until met” policy which requires that executives retain their Common Shares and invest 50% (100% for the CEO) of the after-tax proceeds from the exercise of option-based awards or redemption of share-based awards in Common Shares until the share ownership requirement is met entirely in Common Shares and/or DSUs.

Our executives are expected to fulfill their ownership requirements within five years of becoming subject to the share ownership policy.

As at March 12, 2020, the shareholdings of each of the current NEOs (who were also NEOs as at December 31, 2019) was as follows:

Named Executive Officer	Shareholding Requirement	Actual Ownership				Met
	($)	Common Shares[1] (# / $)	DSUs[2] (# / $)	PRSUs[3] (# / $)	Total ($)
Andrew Wray	1,650,000	71,500 / 218,260	21,697 / 80,926	462,113 / 1,282,819	1,584,015	Yes[4]
Graham Crew	425,000	Nil	16,949 / 65,341	211,900 / 393,317	458,658	Yes[5]
S. Mitchel Wasel	220,000	19,101 / 85,994	Nil	193,698 / 309,798	395,792	Yes[5]
[1]	Common Shares, based on the greater of (a) the value at the time of the acquisition; and (b) the closing price of a Common Share on the TSX on March 11, 2020 of CAD$3.42, converted, where necessary, into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of U.S.$0.75 per CAD$1.00.
[2]	DSUs, based on the greater of (a) the value at the time of the award; and (b) the volume weighted average trading price of the Common Shares on the NYSE American for the twenty (20) trading days prior to March 12, 2020 of $2.84.
[3]	50% of the value of PRSUs, based on the greater of (a) the value at the time of the award; and (b) the volume weighted average trading price of the Common Shares on the TSX for the five (5) trading days prior to March 12, 2020 of CAD $3.77 and converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of U.S.$0.75 per CAD$1.00.
[4]	Mr. Wray has until May 1, 2024 to achieve his share ownership requirement. Mr. Wray is required to retain his Common Shares and invest 100% of the after-tax proceeds of any PRSU redemptions and Option exercises in Common Shares until such time as his share ownership requirement is met entirely in Common Shares and/or DSUs.
[5]	Mr. Crew and Mr. Wasel are required to retain their Common Shares and invest 100% of the after-tax proceeds of any PRSU redemptions and Option exercises in Common Shares until such time as their share ownership requirement is met entirely in Common Shares and/or DSUs.

Talent Management, Succession Planning & Diversity

The Board has overall responsibility for ensuring that adequate provisions has been made to train and develop management and that management succession plans are in place. Senior leadership succession, including for the CEO role, is reviewed annually and, based on the outcomes of that review, development plans and assignments are adjusted accordingly.

In developing succession plans for executive officers or otherwise making executive officer appointments, the CEO and Board strive to identify qualified candidates while seeking to maintain an executive group comprised of talented and dedicated professionals with a diverse mix of expertise, experience, skills and backgrounds. Although the Company has not adopted targets for female executive officers because it does not believe it is appropriate to set targets or quotas for gender or other diversity representation within the executive management group, especially given its size and the need to consider a balance of criteria in each individual appointment, the Company believes in the value of diversity in its executive group as it ensures the inclusion of different perspectives and ideas, mitigates against groupthink and ensures that the Company has the opportunity to benefit from all available talent.

The Company currently has six executive officers, two (33%) of whom are women.

Compensation Philosophy

The Company’s executive compensation philosophy reflects the following principles.

•	Compensation should be related to performance – A significant portion of our NEOs’ compensation should be based on performance. During periods when performance meets or exceeds the established objectives, NEOs should be paid at or above target levels. When performance does not meet established objectives, incentive award payments, if any, should be lower.
•	Compensation at risk should represent a significant percentage of an NEO’s total compensation – NEOs’ short-term incentives are based on operating and financial performance against budget, and their long-term incentives are measured against total shareholder return relative to the TSR Comparator Group.

•	Compensation levels should be competitive – A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group compensation to ensure that the compensation program is competitive and targets compensation to the median of the peer group.

Benchmarking

Golden Star’s compensation peer group (the “Compensation Peer Group”) was initially developed, and is periodically updated, with advice from Meridian. The Compensation Peer Group is comprised of publicly listed Canadian companies that compete with Golden Star for talent, especially for industry specific roles, and range in size (based primarily on asset size) of roughly between one-third to three times Golden Star’s assets, with revenue used as a secondary screen. Golden Star is positioned slightly below the median of the Compensation Peer Group in terms of assets and at the median of the group in terms of revenue.

Meridian reviewed the Compensation Peer Group in 2019 to determine whether the peers continued to be relevant and size-appropriate for Golden Star. As a result of this review, Endeavour Mining Corp. (outside the range), Nevsun Resources Ltd. (acquired) and Primero Mining Group (acquired) were removed, and Alacer Gold Corp., Gran Colombia Gold Corp., Guyana Goldfields Inc., SEMAFO Inc., and TMAC Resources Inc. were added.

The companies now comprising the Compensation Peer Group are as follows:

Gold Companies			Silver / Copper Companies
Alio Gold Inc.	Gran Colombia Gold Corp.	SSR Mining Inc.	Americas Gold and Silver Corp.
Alacer Gold Corp.	Guyana Goldfields Inc.	Teranga Gold Corp.	First Majestic Silver Corp.
Asanko Gold Inc.	Leagold Mining Corporation	TMAC Resources Inc.	Taseko Mines Ltd.
Aura Minerals Inc.	Orvana Minerals Corp.	Torex Gold Resources Inc.
Avesoro Resources Inc.	Roxgold Inc.	Wesdome Gold Mines Ltd.	Precious Metals & Minerals
Dundee Precious Metals Inc.	SEMAFO Inc.		North American Palladium Ltd.

Percentile	Assets	Revenue	Gold Production (Ounces)	Market Capitalization	Employees	Net Income
75th Percentile	1,376	500	213,775	990	2,590	24.364
Median	728	350	105,751	540	829	-25.434
25th Percentile	364	204	57,632	165	591	-64.516
Golden Star	542	339	224,784	485	690	-14.32
Percentile Rank	39th	49th	83rd	48th	83rd	56th

The information for the Compensation Peer Group was calculated from S&P Capital IQ at the time of reviewing the Compensation Peer Group in December 2019, reflecting the most recent disclosures.

In addition to the Compensation Peer Group, the Compensation Committee also reviewed compensation survey data as a secondary, broader-industry reference for benchmark roles.

Pay Positioning

Golden Star generally positions pay competitive to the median of the Compensation Peer Group.

Components of the 2019 Executive Compensation Program

The Company’s executive compensation program is comprised of four key components:

•	an annual base salary;
•	an annual cash incentive award with a target expressed as a percentage of base salary;
•	annual mid- to long-term equity-based incentive awards with a target expressed as a percentage of base salary; and
•	pension contributions and other benefits.

Component	Form	Performance Period
Base Salary	Cash	1 year	NEO base salaries are determined by evaluating the scope of the NEO’s role, the NEO’s performance, general economic conditions and marketplace compensation trends.
Annual Incentive	Cash	1 year	The annual incentive provides each NEO with the opportunity to earn a bonus based on the achievement of specific measurable company-wide and individual performance goals.
Mid- to Long- Term Incentives	Share based	3–10 years	The LTIP provides NEOs with mid- to long-term incentive award opportunities that are aligned with longer term share price performance.
Benefits	N/A	1 year	The Company offers health and welfare programs and pension benefits to all employees. The NEOs are generally eligible for the same benefit programs on the same basis as the rest of the managerial workforce.

Target Total Direct Compensation

For the NEOs during 2019, the target direct compensation mix and levels of pay at risk in 2019 were as follows:

	Fixed	Variable Targets				Target Total
	Base Salary	Annual Cash Incentives		Long-Term Equity Incentives[1]		Direct Compensation	Mix of Pay Elements
Named Executive Officer	($)	(% of Base Salary)	($)	(% of Base Salary)	($)	($)	Fixed	Variable
Andrew Wray	550,000	100%	550,000	200%	1,100,000	2,200,000	25%	75%
Graham Crew	425,000	70%	297,500	125%	531,250	1,253,750	34%	66%
S. Mitchel Wasel	220,000	60%	132,000	125%	275,000	627,000	35%	65%
Samuel T. Coetzer	500,000	100%	500,000	200%	1,000,000	2,000,000	25%	75%
P. André van Niekerk	300,000	70%	210,000	125%	375,000	885,000	34%	66%
Daniel Owiredu	400,000	70%	280,000	125%	500,000	1,180,000	34%	66%
Martin Raffield	340,000	70%	238,000	125%	425,000	1,003,000	34%	66%
[1]	50% Options; 50% PRSUs

Base Salary

Base salary is a fixed component of compensation. For senior executives, base salaries are reviewed annually, but tend to stay relatively constant, increasing only when the executive assumes a larger role or when there is a significant change in the executive officer’s responsibilities due to, among other things, a significant change in the Company’s business, a shift in the market, or an incremental proficiency in the role.

Named Executive Officer	2019 Base Salary	2020 Base Salary
	($)	($)	Increase (%)
Andrew Wray	550,000	550,000	-
Graham Crew	425,000	425,000	-
S. Mitchel Wasel	220,000	220,000	-
Samuel T. Coetzer	500,000	-	-
P. André van Niekerk	300,000	-	-
Daniel Owiredu	400,000	-	-
Martin Raffield	340,000	-	-

Annual Performance Incentive Awards

The annual performance incentive award is a short-term variable element of compensation intended to link pay to the achievement of key objectives important to the Company’s overall performance. The Compensation Committee approves a market competitive target incentive level as a percentage of the base salary earned during the incentive period for each NEO. Actual awards may be above or below target based on performance outcomes.

For 2019, the annual performance incentive awards were determined based on 80% corporate objectives and 20% individual objectives.

•	Corporate Component

Operational targets (production and costs) are based on realistic performance expectations. All annual targets are reviewed and set by the Board during the December and February Board meetings. Free cash flow targets are based on gold price assumptions set in the prior year and free cash flow actual results are based on gold price achieved on ounces sold.

Corporate targets are set by the Board during the review of the strategic business plan and are based on the budget which is a part of the strategic business plan. This ensures that performance metrics and targets align with the strategic direction of the Company. Targets take into account accepted engineering principles based on the mine plan generated from the reserve statement and require continuous improvements through anticipated productivity gains and capital spent in prior years.

The following shows the 2019 performance objectives for the corporate component and actual results:

2019 Performance Objectives	Weighting	Target	Results	Score
Free Cash Flow[1]	25%	9,250	Nil	-	0
Reserves & Resources	7.5%	Reserves – increase of 1.5 million ounces at Wassa	755,000 increase	50%	3.8
	7.5%	Resources – end year with 10 million ounces	8.5 million ounces (slightly below beginning of year)	-	0
All-in Sustaining Cost[2]	10%	933	1,159	23%	2.3
Gold Production	10%	232,335	203,769	36%	3.6
Safety & Sustainability[3]	20%		An overall score of 93% based on a variety of factors[3]	93%	18.6
Total:	80%				28.3
[1]	“Free Cash Flow” means cash flow from operations before working capital changes and income taxes minus capital (excluding non-sustaining capital) which is neutralized for commodity prices, neutralized from upward adjustments in capital investment and excludes changes in working capital.
[2]	“All-in sustaining cost” (“AISC”) commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses) and accretion of rehabilitation provision. AISC per ounce is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.
[3]	The Safety and Sustainability Objective was a combination of a variety of factors, including leading safety indicators (including culture and tactical safety metrics suitable to the current maturity of the Company’s safety culture); lagging safety indicators (comprising the all incident frequency rate and attributing a rating of zero in the event of a fatality); managing malaria case rates lower than community rates; targets for mine-related occupational illness cases, environmental incidents, mine-related environmental exceedances; the resolution of community complaints within target timeframes; and compliance with corporate social responsibility agreements.
•	Individual Component

Individual objectives for the NEOs typically reflect the Company’s priorities and the specific role of the NEO. Given the significant changes made to senior management during 2019, the commencement of relocating the executive team to London, England and the focus on conducting an overall evaluation of the Company’s operations under the new CEO, many of the objectives initially envisioned at the outset of 2019 continually evolved over the year. The CEO ultimately provided recommendations to the Board based on his assessment of the NEO’s overall performance which recommendations were accepted by the Board.

•	Results
Named Executive Officer	Target Eligibility ($)	Corporate Component (80% Weight)		Individual Component (20% Weight)		Total Incentive Award
		Target ($)	Result ($)	Target ($)	Result ($)	($)
Andrew Wray	550,000	440,000	155,320	110,000	110,000	265,320
Graham Crew	297,500	238,000	84,014	59,500	59,500	143,514
S. Mitchel Wasel	132,000	105,600	37,277	26,400	23,496	60,773
Samuel T. Coetzer	500,000	-	-	-	-	-
P. André van Niekerk	210,000	168,000	59,304	42,000	42,000	101,304
Daniel Owiredu	280,000	224,000	79,072	56,000	56,000	135,072
Martin Raffield	238,000	-	-	-	-	-

Long-Term Incentive Awards

Long-term incentive awards are equity-based grants intended to align management’s interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules.

•	PRSUs

PRSUs are simply RSUs with a performance-based vesting feature based on the Company’s total shareholder return relative to the Company’s TSR Comparator Group. Each PRSU has a value equal to one Common Share and the number of PRSUs awarded is determined by dividing the value of the portion of the annual long-term incentive award allocated to PRSUs by the volume weighted average trading price of the Common Shares on the TSX for the five (5) days prior to the date of the grant.

PRSUs cliff vest at the end of a three-year performance period, with the number of PRSUs to vest determined by reference to total shareholder return relative to the TSR Comparator Group which, prior to the PRSUs granted in 2020, was as follows:

Relative Performance	Adjustment Factor
Less than the 35th percentile	0
35th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The TSR Comparator Group is different than the Compensation Peer Group used for compensation benchmarking. In developing the Compensation Peer Group, asset size of the peer companies is critical in selecting the companies in the group, while the particular mineral extracted is less critical. For the TSR Comparator Group, in order for PRSUs to vest based on relative out-performance, it is critical that the total shareholder return of the companies in the TSR Comparator Group are subject to the same commodity price influences as Golden Star and be correlated with gold price. Accordingly, all the companies in the TSR Comparator Group are gold mining companies.

The TSR Comparator Group initially established for the 2019 PRSU awards was comprised of the following companies:

Agnico Eagle Mines Ltd. Alamos Gold Inc. Alio Gold Inc. B2Gold Corp. Barrick Gold Corporation	Detour Gold Corporation[1] Eldorado Gold Corp. Endeavour Mining Corp. Goldcorp Inc.[1]	IAMGOLD Corp. Kinross Gold Corporation McEwen Mining Inc. New Gold Inc. Novagold Resources Ltd.	Premier Gold Mines Ltd. Roxgold Inc. Semafo Inc. Teranga Gold Corp. Yamana Gold Inc.

As Detour Gold Corporation and Goldcorp Inc. were subsequently acquired and delisted, they have been removed from the TSR Comparator Group.

•	Options

Options provide a participant with the opportunity to purchase a newly issued Common Share at a stated exercise price at a future point in time. The actual value realized from the grant of an Option is contingent upon the appreciation of a Common Share between the grant date and the date upon which an Option is exercised and the Common Share subsequently sold. On the date of grant, the number of Options issued is determined by dividing the intended dollar amount by the “grant date fair value” which is estimated using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a share option based on a number of factors, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security, the expected life of the option, forfeitures, dividend yield and the risk-free rate of return. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value.

Options vest 25% on the date of grant and 25% on each anniversary thereafter and have no value unless the price of the Common Shares increases above the exercise price as at the date of the grant.

•	Initial Equity Awards

Upon joining the Company, an initial equity grant has historically been made to ensure the near-term commitment of the executive.

Two of the NEOs, namely Mr. Wray and Mr. Crew, were appointed as executive officers in 2019. In connection with their appointments, the following initial equity awards were granted:

Named Executive Officer	Options		PRSUs		Total Value
	(#)	(CAD$)[1]	(#)	(CAD$)[2]	(CAD$)
Andrew Wray	117,423	492,002	89,848	492,367	984,369
Graham Crew	42,277	170,376	32,113	170,841	341,217
[1]	The “grant date fair value” of the Option awards was CAD$4.19 (for the Options granted to Mr. Wray) and CAD$4.03 (for the Options granted to Mr. Crew). The Company has estimated the “grant date fair value” amount using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a share option based on a number of factors, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security, the expected life of the option, forfeitures, dividend yield and the risk-free rate of return. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. The assumptions used were as follows:

Assumptions	Mr. Wray – May 6, 2019	Mr. Crew – July 8, 2019
Volatility of the Price of the Underlying Security	71.72%	71.30%
Expected Life of the Option	10 years	10 Years
Dividend Yield	0	Nil
Risk-Free Rate of Return	1.75%	1.46%
[2]	Based on the TSX 5-day VWAP of CAD$5.48 as at May 6, 2019 (in the case of Mr. Wray) and CAD$5.32 as at July 8, 2019 (in the case of Mr. Crew).

•	Annual Equity Awards

Each year, the Company grants long-term incentives to executives, including the NEOs, with target grant values set as a percentage of base salary. In recent years, the relative mix of the annual equity award has been 50% in PRSUs and 50% in Options.

The following annual equity awards were granted to the NEOs in 2019:

Named Executive	Target	Target	Actual LTI Award				Total LTI Awarded
Officer	Eligibility	Eligibility	Options[2]		PRSUs[3]
	($)	(CAD$)[1]	(CAD$)	(#)	(CAD$)	(#)	(CAD$)	($)[5]
Andrew Wray	NA	-	-		-		-	-
Graham Crew	NA	-	-		-		-	-
S. Mitchel Wasel	275,000	362,271	181,136	45,397	181,136	35,036	362,271	271,703
Samuel T. Coetzer[4]	1,000,000	1,317,349	638,400	160,000	678,950	131,325	1,317,350	988,013
P. André van Niekerk	375,000	494,006	247,003	61,906	247,003	47,776	494,006	370,505
Daniel Owiredu	500,000	658,675	329,337	82,541	329,337	63,702	658,675	494,006
Martin Raffield	425,000	559,874	279,937	70,160	279,937	54,146	559,874	419,906
[1]	Converted into CAD using the exchange rate of U.S.$0.7591 per CAD$1.00.
[2]	The number of Options granted was determined based on the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding the date of grant.
[3]	The number of PRSUs granted was determined based on the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding the date of grant.
[4]	Mr. Coetzer could not receive the full 50% of his target in Options as that would have resulted in 165,081 Options being issued, contrary to the limit of 160,000 under the Option Plan. As a result, the value of the 5,081 Options was instead allocated to the issuance of additional PRSUs.
[3]	Converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of $0.75 per CAD$1.00.

Pension Contributions and Other Benefits

The Company’s health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance, and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to each NEO. Premiums for supplemental life insurance are paid by the Company on behalf of all NEOs.

The Company maintains a group registered retirement savings plan (“RRSP”) program for its Canadian employees, including its Canadian NEOs. Golden Star matches up to 3% of employee contributions to the RRSP and provides a contribution gift of 3% directly to the RRSP. In 2019, Golden Star topped up the RRSP for each employee by contributing 6% of the amount of the employee’s annual incentive award subject to the annual maximum allowed by the Income Tax Act (Canada).

The Company has also historically maintained a 401(k) savings plan intended to supplement an employee’s personal savings and social security. The Company adopted the 401(k) savings plan to enable employees to save for retirement through a tax-advantaged combination of employee and Company contributions and to provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. All U.S. based employees are eligible to participate in the 401(k) savings plan. The Company provided a matching contribution to the 401(k) savings plan for each eligible employee equal to the first 6%.

Employees in the U.K., including U.K. based NEOs, are entitled to receive a pension contribution from the Company representing 10% of their base salary. Certain executives, including Mr. Wray and Mr. Crew, have, instead, elected to receive a percentage of their base salary (15% in the case of Mr. Wray and 10% in the case of Mr. Crew) in the form of a cash payment in order to provide for their own pension arrangements.

The Compensation Committee annually reviews the benefits provided to NEOs to determine if changes are appropriate.

Performance Graph and CEO/NEO Compensation

The following line graph shows the cumulative total shareholder return of the Common Shares over the five most recently completed financial years against the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index. The graph assumes that $CAD100 was invested on the first day of the five-year period.

As a significant portion of Golden Star’s executive compensation is at risk and in the form of share-based awards, compensation for the NEOs aligns with Golden Star’s total shareholder return.

CEO Realized Compensation

As Mr. Coetzer is no longer employed by the Company as of the date of this Circular and as Mr. Wray has been CEO for less than one year (since May 1, 2019), a lookback on CEO compensation has not been included this year.

Summary Compensation Table of Named Executive Officers

The following table sets forth the compensation earned by the NEOs for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2019, 2018 and 2017. Amounts paid in CAD$ have been converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of $0.75 per CAD$1.00; amounts paid in Australian dollars have been converted into $ using an exchange rate based on the Reserve Bank of Australia’s average rate for 2019 of $0.70 per AUD$1.00; and amounts paid in Ghanaian cedis have been converted into $ using an exchange rate based on Bloomberg’s average rate for 2019 of $0.19 per GHS¢1.00.

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Option Awards ($)[1]	Share Based Awards ($)[2]	Annual Incentive Plan[3]	Long-Term Incentive Plan	Pension value	All Other Compensation ($)[4]	Total Compensation ($)
Andrew Wray President & Chief Executive Officer	2019	367,761[5]	369,002	442,161	265,320	-	-	78,333	1,522,577
Graham Crew Chief Operating Officer	2019	204,932[6]	127,782	128,131	143,514	-	-	60,450	664,809
S. Mitchel Wasel Vice President Exploration	2019	220,000	135,851	135,852	60,773	-	-	167,680	720,156
	2018	220,000	137,500	137,500	81,734	-	-	713,761	1,290,495
	2017	220,000	137,500	137,500	75,599	-	-	197,534	768,133
Samuel T. Coetzer	2019	163,014[7]	478,800	509,213	-	-	-	1,950,370	3,101,397
Former President and	2018	500,000	460,617	539,383	245,600	-	-	32,435	1,778,035
Chief Executive Officer	2017	500,000	500,000	500,000	253,980	-	-	29,303	1,783,283
P. André van Niekerk	2019	300,000	185,254	185,252	101,304	-	-	38,427	810,237
Former Executive Vice	2018	300,000	168,750	168,750	109,452	-	-	17,341	764,293
President and Chief
Financial Officer	2017	270,000	168,750	168,750	111,361	-	-	23,890	742,751
Daniel Owiredu	2019	400,000	247,004	247,004	135,072	-	-	772,782	1,801,862
Former Executive Vice	2018	400,000	250,000	250,000	137,536	-	-	76,746	1,114,282
President and Chief
Operating Officer and
Former President[8]	2017	400,000	250,000	250,000	152,869	-	-	79,984	1,132,853
Martin Raffield	2019	253,370[9]	209,954	209,951	-	-	-	735,559	1,408,834
Former Executive Vice	2018	280,000	210,000	210,000	102,732	-	-	796,961	1,599,693
President and Chief
Technical Officer	2017	280,000	210,000	210,000	112,079	-	-	334,339	1,146,418

[1]	Each of the NEOs received a grant of Options in 2019. The Company has estimated the “grant date fair value” (CAD$4.19 in the case of the Options granted to Mr. Wray, CAD$4.03 in the case of the Options granted to Mr. Crew and CAD$3.99 in the case of the Options granted to all of the other NEOs) using the Black-Scholes option pricing model, a mathematical valuation model that ascribes a value to a share option based on a number of factors, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security, the expected life of the option, forfeitures, dividend yield and the risk-free rate of return. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. The assumptions used were as follows:

Assumptions	Andrew Wray May 6, 2019	Graham Crew July 8, 2019	All Other NEOs February 22, 2019
Volatility of the Price of the Underlying Security	71.72%	71.30%	72.46
Expected Life of the Option	10 years	10 Years	10 Years
Dividend Yield	Nil	Nil	Nil
Risk-Free Rate of Return	1.75%	1.46%	1.88
[2]	Amounts in this column represent the fair value of the awards as of the date of grant being, in the case of PRSUs, the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding the date of grant, and then converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of U.S. $0.75 per CAD$1.00 and, in the case of DSUs, the volume weighted average trading price of a Common Share on the NYSE American for the 20 trading days immediately preceding the date of grant. For Mr. Wray and Mr. Crew, this amount includes DSU awards received in their capacity as directors, prior to being appointed the CEO and COO on May 1 and July 8, respectively.

[3]	For additional information on the annual performance incentive awards, see “Components of the 2019 Executive Compensation Program — Annual Performance Incentive Awards”.
[4]	Amounts in this column for 2019 include, in addition to health and life insurance contributions and RRSP or other pension benefits:

(a) for Mr. Wray and Mr. Crew, the cash fees received in their capacity as members of the Board prior to being appointed CEO and COO respectively;

(b) for Mr. Wasel, a housing allowance of $38,500 and tax gross-up payments of $96,680 to fully offset the effect of taxes paid under the Ghanaian domestic tax regime;

(c) for Mr. Coetzer, $1,909,495 in severance payments made pursuant to the terms of his employment agreement;

(d) for Mr. Owiredu, a housing allowance of $51,000 and $690,782 in severance payments made pursuant to the terms of his employment agreement; and

(e) for Mr. Raffield, a housing allowance of $65,500 and $602,184 in severance payments made pursuant to the terms of his employment agreement.

[5]	This amount reflects the pro rata amount of Mr. Wray’s annual base salary of $550,000 from his appointment as CEO on May 1, 2019 to December 31, 2019.
[6]	This amount reflects the pro rata amount of Mr. Crew’s annual base salary of $425,000 from his appointment as Chief Operating Officer on July 8, 2019 to December 31, 2019.
[7]	This amount reflects the pro rata amount of Mr. Coetzer’s annual base salary of $500,000 from January 1, 2019 to April 30, 2019 when he ceased to serve as President and Chief Executive Officer.
[8]	Mr. Owiredu served as the Executive Vice President and Chief Operating Officer to July 7, 2019 and as President thereafter to December 31, 2019.
[9]	This amount reflects the pro rata amount of Mr. Raffield’s annual base salary of $340,000 from January 1, 2019 to September 30, 2019 when he ceased to serve as Executive Vice President and Chief Technical Officer.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2019

The following table sets out, for each NEO, all share-based awards and option-based awards held by the NEO and outstanding as at December 31, 2019.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (CAD$)[1]	Number of Shares or Units of Shares that have not vested (#)[2]	Market or Payout Value of Share-Based Awards that have not vested (CAD$)[3]	Market or Payout Value of Vested Share-Based Awards that have not been paid out or distributed ($)[4]
Andrew Wray	20,000	4.80	Oct. 5, 2028	2,400	89,848	422,286	75,285
	117,423	5.48	May 6, 2029	Nil
Graham Crew	20,000	4.80	Oct. 5, 2028	2,400	32,113	150,931	58,817
	42,277	5.32	July 8, 2029	Nil
	15,000	17.65	Mar. 11, 2020	Nil	72,901	342,635
	10,000	14.15	Mar. 9, 2021	Nil
	21,000	10.10	Feb. 13, 2022	Nil
	50,476	4.35	Feb. 24, 2024	28,771
S. Mitchel Wasel	56,979	1.90	Feb. 23, 2025	172,077
	43,416	2.80	Feb. 28, 2026	92,042
	35,169	6.50	Feb. 27, 2027	Nil
	47,762	4.60	Feb. 26, 2028	15,284
	45,397	5.17	Feb. 22, 2029	Nil
	80,000	14.15	Apr. 30, 2020	Nil			323,380
	68,000	10.10	Apr. 30, 2020	Nil
Samuel T. Coetzer	160,000	4.35	Apr. 30, 2020	91,200
	140,000	1.90	Apr. 30, 2020	422,800
	127,890	6.50	Apr. 30, 2020	Nil
	145,000	5.17	Apr. 30, 2020	Nil
	6,000	17.65	March 11, 2020	Nil	94,247	442,961	71,694
	5,800	14.15	March 8, 2021	Nil
	26,390	4.35	Feb. 24, 2024	15,042
	8,000	3.20	May 12, 2024	13,760
P. André van Niekerk	44,754	1.90	Feb. 23, 2025	135,157
	53,284	2.80	Feb. 28, 2026	112,962
	43,163	6.50	Feb. 27, 2027	Nil
	58,617	4.60	Feb. 26, 2028	18,757
	61,906	5.17	Feb. 22, 2029	Nil
	15,000	17.65	March 11, 2020	Nil			117,904
	20,000	14.15	March 9, 2021	Nil
	29,800	10.10	Feb. 13, 2022	Nil
	15,000	6.95	May 10, 2022	Nil
Daniel Owiredu	91,774	4.35	Feb. 24, 2024	52,311
	103,598	1.90	Feb. 23, 2025	312,866
	78,939	2.80	Feb. 28, 2026	167,351
	63,945	6.50	Feb. 27, 2027	Nil
	86,840	4.60	Feb. 26, 2028	27,789
	82,541	5.17	Feb. 22, 2029	Nil
	40,000	8.90	Sept. 30, 2020	Nil			86,361
	31,800	10.10	Sept. 30, 2020	Nil
	77,090	4.35	Sept. 30, 2020	43,941
Martin Raffield	41,309	2.80	Sept. 30, 2020	87,575
	53,714	6.50	Sept. 30, 2020	Nil
	72,946	4.60	Sept. 30, 2020	23,343
	70,160	5.17	Sept. 30, 2020	Nil
[1]	Value of both vested and unvested Options based on the TSX closing price on December 31, 2019, of CAD$4.92, less the exercise price of the in-the-money Options.

[2]	Unvested PRSUs as at December 31, 2019. On December 31, 2019, 61,765 PRSUs held by the Company’s NEOs vested. The value of these vested PRSUs are not included above but appear in the table under the heading “Incentive Plan Awards — Value Vested or Earned During the Year”.
[3]	The value of PRSUs based on the volume weighted average trading price of a Common Share on the TSX for the 5 trading days immediately preceding December 31, 2019 being CAD$4.70.
[4]	DSUs are redeemable subsequent to an NEO’s separation with the Company. DSUs are valued based on the volume weighted average trading price of a Common Share on the NYSE American for the 20 trading days immediately preceding December 31, 2019 being $3.47.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized if all Options which vested during the financial year ended December 31, 2019 had been exercised on their respective vesting dates, all PRSUs that vested during the financial year ended December 31, 2019 had been redeemed on their respective vesting dates and the aggregate dollar value of non-equity incentive plan compensation earned during 2019.

	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year[2]		Non-equity incentive plan compensation – Value earned
Name	(CAD$)[1]	DSUs ($)	PRSUs (CAD$)	during the year ($)[3]
Andrew Wray	Nil	72,886	-	265,320
Graham Crew	317	60,914	-	143,514
S. Mitchel Wasel	28,905	-	99,057	60,773
Samuel T. Coetzer	122,839	-	789,158	-
P. André van Niekerk	35,474	-	121,569	101,304
Daniel Owiredu	52,555	-	559,368	135,072
Martin Raffield	44,145	-	315,846	-
[1]	This amount represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares as traded on the TSX on the vesting date and the exercise price of the Options.
[2]	The amounts in this column reflect:

(a) in the case of Mr. Wray and Mr. Crew, the value of DSUs granted in 2019 based on the volume weighted average trading price of a Common Share on the NYSE American for the twenty (20) trading days immediately preceding the date of the grant;

(b) in the case of Mr. Wasel and Mr. van Niekerk, the value of PRSUs granted in 2017 (76% of which vested on December 31, 2019) based on the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding December 31, 2019 being CAD$4.70;

(c) in the case of Mr. Coetzer, the value of the 141,680 PRSUs, being the pro rata portion of the PRSUs granted in 2017, 2018 and 2019 that vested on April 30, 2019 based on the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding April 30, 2019 being CAD$5.57;

(d) in the case of Mr. Owiredu, the value of PRSUs granted in 2017 that vested on July 8, 2019 based on the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding July 8, 2019 being CAD$5.33; and

(e) in the case of Mr. Raffield, the value of the 77,224 PRSUs, being the pro rata portion of the PRSUs granted in 2017, 2018 and 2019 that vested on September 30, 2019 based on the volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately preceding September 30, 2019 being CAD$4.09.

[3]	This represents the annual performance incentive award paid in cash in respect of the Company’s 2019 fiscal year.

Option Exercises During the Year

None of the NEOs exercised any Options during 2019 prior to, in the case of former NEOs, their departure from Golden Star. None of the NEOs who continue to be employed by Golden Star at the time of this Circular have exercised any Options since December 31, 2019.

Termination and Change of Control Benefits

The employment agreement with each NEO (who remains a NEO in 2020) in the event such NEO’s employment is terminated (the “Employment Agreements”) include termination and Change of Control (as defined below) provisions.

Termination by the Company for Cause

Severance Payments – The Company may terminate the employment of a NEO at any time for cause, in which case the NEO will be entitled to (a) accrued and unpaid base salary; and (b) accrued and unused vacation.

Treatment of Equity Awards – The Employment Agreements do not address the treatment of prior equity awards in the case of the NEO’s termination of employment by the Company for cause. As a result, the treatment of such prior equity awards is governed by the terms of the applicable equity plan. Pursuant to the terms of the Option Plan, Options that have vested as at the date of termination, can be exercised by the NEO until the earlier of (a) the date which is thirty (30) days after termination; and (b) the expiry date of the Option. Pursuant to the terms of the PRSU Plan, all rights, title and interest with respect to PRSUs which have not vested at the time of termination are forfeited.

Termination by the Company Without Cause

Severance Payments – The Company may terminate the employment of a NEO at any time without cause, in which case the NEO will be entitled to:

(i)	accrued and unpaid base salary;
(ii)	accrued and unused vacation;
(iii)	an amount equal to base salary of twenty-four (24) months (in the case of Mr. Wray); eighteen (18) months (in the case of Mr. van Niekerk); and twelve (12) months (in the case of Mr. Crew and Mr. Wasel);
(iv)	an amount equal to a multiple of the average of (a) the target annual incentive award in respect of the then current fiscal year and (b) the annual incentive award paid in respect of the prior fiscal year of two times (in the case of Mr. Wray); one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Crew and Mr. Wasel);
(v)	an amount equal to a multiple of the benefits paid by the Company on behalf of the NEO in the most recent year of two times (in the case of Mr. Wray); one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Crew and Mr. Wasel); and
(vi)	an amount equal to a multiple of the RRSP or other pension contributions made by the Company in the past year of two times (in the case of Mr. Wray); one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Crew and Mr. Wasel).

Treatment of Equity Awards

-	Options:
○	in the case of Mr. Wray, if his employment is terminated without cause after the first anniversary of employment, then all stock options become immediately exercisable and vested and shall remain exercisable for a period of twelve (12) months from the date of termination;
○	in the case of Mr. Wasel, if the employment of the NEO is terminated without cause after the first anniversary of employment, then all stock options become immediately exercisable and vested and shall remain exercisable for a period of twelve (12) months from the date of termination; and
○	in the case of Mr. Crew and Mr. van Niekerk, who are governed by the terms of the Option Plan as their Employment Agreements do not expressly provide for the treatment of Options in the event of termination by the Company without cause, pursuant to the terms of the Option Plan, Options that have vested as at the date of termination, can be exercised by the NEO until the earlier of (a) the date which is thirty (30) days after termination and (b) the expiry date of the Option.
-	PRSUs: The Employment Agreements do not address the treatment of previously granted PRSU awards in the event of termination by the Company without cause. As a result, the terms of the PRSU Plan, which provide that a pro-rata portion of the unvested PRSUs shall vest as at the termination date and that the NEO shall forfeit all rights, title and interest with respect to the remaining PRSUs which have not vested as at the date of termination, govern.

Termination by the Employee for Material Breach

Severance Payments – All of the Employment Agreements allow the NEO to terminate for material breach, in which case the NEO will be entitled to:

(i)	accrued and unpaid base salary;
(ii)	accrued and unused vacation;
(iii)	an amount equal to base salary of eighteen (18) months (in the case of Mr. van Niekerk); and twelve (12) months (in the case of Mr. Wray, Mr. Crew and Mr. Wasel);
(iv)	an amount equal to a multiple of the average of (a) the target annual incentive award in respect of the then current fiscal year and (b) the annual incentive award paid in respect of the prior fiscal year of one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Wray, Mr. Crew and Mr. Wasel);
(v)	an amount equal to a multiple of the benefits paid by the Company on behalf of the NEO in the most recent year of one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Wray, Mr. Crew and Mr. Wasel); and
(vi)	an amount equal to a multiple of the RRSP or other pension contributions made by the Company in the past year of one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Wray, Mr. Crew and Mr. Wasel).

Treatment of Equity Awards – The Employment Agreements do not address the treatment of prior equity awards made to a NEO in the event the NEO’s termination of employment results from material breach. As a result, the treatment of such prior equity awards is governed by the terms of the applicable equity plan.

Termination of Employment Following a Change of Control

Severance Payments – If, within twelve (12) months following a Change of Control, the NEO’s employment is terminated either (i) by the Company without cause or (ii) by the NEO for “Good Reason”, the NEO is entitled to payment of:

(i)	accrued and unpaid base salary;
(ii)	accrued and unused vacation;
(iii)	an amount equal to base salary of twenty-four (24) months (in the case of Mr. Wray and Mr. Wasel); eighteen (18) months (in the case of Mr. van Niekerk); and twelve (12) months (in the case of Mr. Crew);
(iv)	an amount equal to a multiple of the average of (a) the target annual incentive award in respect of the then current fiscal year and (b) the annual incentive award paid in respect of the prior fiscal year of two times (in the case of Mr. Wray and Mr. Wasel); one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Crew);
(v)	an amount equal to a multiple of the benefits paid by the Company on behalf of the NEO in the most recent year of two times (in the case of Mr. Wray and Mr. Wasel); one and one-half times (in the case of Mr. van Niekerk); and one times (in the case of Mr. Crew);
(vi)	an amount equal to the target annual incentive award for the current year pro rata to the Change of Control termination date;
(vii)	an amount equal to a multiple of the RRSP contributions made by the Company on behalf of the NEO during the last year of one and one-half times (in the case of Mr. van Niekerk); and

(viii)	outplacement services, the cost of which will not exceed the lesser of $25,000 and 10% of base salary (in the case of Mr. Wray, Mr. van Niekerk and Mr. Crew) and 10% of base salary (in the case of Mr. Wasel).

Treatment of Equity Awards – If the employment of the NEO is terminated without cause following a Change of Control, then:

-	in the case of Mr. Wray, all stock options become immediately exercisable and vested and shall remain exercisable for a period of twelve (12) months from the date of termination provided that the Company’s share price performance is at or above the 50th percentile of the TSR Comparator Group; and
-	in the case of all other NEOs, all stock options become immediately exercisable and vested and shall remain exercisable for a period of twelve (12) months from the date of termination.

A Change of Control will be deemed to have occurred upon the happening of any of the following events:

(a)	the acquisition of more than 50% (or, in the case of Mr. Wasel, 30%) of the Company’s voting stock by a person or group;
(b)	persons who are Incumbent Directors cease to constitute a majority of the Board;
(c)	shareholders approve a merger, consolidation or amalgamation of the Company with any other corporation, other than a merger, consolidation or amalgamation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation or amalgamation; or
(d)	the shareholders approve a plan of complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company’s assets.

“Incumbent Director” means any person who serves on the Board at the date of the employment agreement and any person who is added to the Board thereafter with the approval of a majority of the persons who are then Incumbent Directors.

The potential payments to each NEO (who remains a NEO in 2020) in the event such NEO’s employment is terminated (all of which are in addition to benefits generally available to employees upon termination of employment), are set out in the following tables. The amounts in the following table assume that the effective date of termination was December 31, 2019. The closing price of the Common Shares on the TSX on December 31, 2019 was CAD$4.92 (converted into $3.69 using an exchange rate based on the Bank of Canada’s average rate for 2019 of $0.75 per CAD$1.00).

Termination by the Company Without Cause ($)
Name	Base Salary	Annual Incentive	Options	Other	Total
Andrew Wray	1,100,000	1,100,000	-	150,000	2,350,000
Graham Crew	425,000	297,500	-	36,700	759,200
S. Mitchel Wasel	220,000	106,867	5,731	167,680	500,278
P. André van Niekerk	450,000	239,589	-	57,641	747,230

Termination by the Named Executive Officer for Material Breach ($)
Name	Base Salary	Annual Incentive	Other	Total
Andrew Wray	550,000	550,000	75,000	1,175,000
Graham Crew	425,000	297,500	36,700	759,200
S. Mitchel Wasel	220,000	106,867	167,680	494,547
P. André van Niekerk	450,000	239,589	57,641	747,230

Termination by the Company Without Cause or Termination by the Named Executive Officer For Good Reason Following a Change of Control ($)
Name	Base Salary	Annual Incentive	Other	Total
Andrew Wray	1,100,000	1,650,000	150,000	2,900,000
Graham Crew	425,000	595,000	36,700	1,056,700
S. Mitchel Wasel	440,000	345,734	335,360	1,121,094
P. André van Niekerk	450,000	449,589	57,641	957,230

The actual payments made to certain NEOs in connection with their departures from Golden Star (all of which are in addition to benefits generally available to employees upon termination of employment and which have been made prior to the date of this Circular) are set out in the following table and reflect the terms contained in their respective employment agreements.

Name	Base Salary ($)	Annual Incentive ($)	Options ($)	Other ($)	Total ($)
Samuel T. Coetzer	1,000,000	745,600	84,399	163,895	1,993,894
Daniel Owiredu	400,000	208,782	10.421	82,000	701,203
Martin Raffield	340,000	178,866	Nil	83,318	602,184

PART VI – OTHER INFORMATION

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2019 and March 12, 2020, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Category	Common Shares to be Issued Upon Exercise of Outstanding Options or Vesting of Share Units (#)		Weighted Average Exercise Price of Outstanding Options or Average Grant Price of Outstanding Share Units ($)[1]		Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plan (#)
	As at December 31, 2019	As at March 12, 2020	As at December 31, 2019	As at March 12, 2020	As at December 31, 2019	As at March 12, 2020
Plans Approved by Shareholders
2017 Performance and Restricted Share Unit Plan[3] Stock Option Plan Deferred Share Unit Plan[4]	633,994 3,776,000 772,833	568,064 3,535,383 772,833	3.84 4.04 1.71	3.84 4.00 1.71	1,209,801 1,089,816 Nil	Nil Nil Nil
Plans Not Approved by Shareholders
U.K. Performance Share Unit Plan[3]	-	1,409,236	-	2.95	-	4,714,484
Total:	5,182,833	6,285,516	3.67	3.47	2,299,617	4,714,484
[1]	The weighted average exercise price of outstanding Options and PRSUs have been converted into $ using an exchange rate based on the Bank of Canada’s average rate for 2019 of $0.75 per CAD$1.00.
[2]	The number of Common Shares remaining available for future issuance has been calculated based on the maximum number of Common Shares permitted to be issued under the equity compensation plan less the number of share units or options outstanding less the number of Common Shares previously issued under the equity compensation plan.
[3]	The 2017 Performance and Restricted Share Unit Plan and the U.K. Performance Share Unit Plan give the holder of the share units the right to have the PRSUs satisfied through the delivery of Common Shares issued from treasury.
[4]	DSUs issued on or after the Restatement Effective Date (as defined below under “Deferred Share Unit Plan”) are not redeemable for Common Shares issued by the Company from treasury.

2017 Performance and Restricted Share Unit Plan

The 2017 performance and restricted share unit plan (the “PRSU Plan”) was approved by shareholders on May 4, 2017. Performance share units (“PSUs”) and restricted share units (“RSUs” and, together with the PSUs, the “Share Units”) may be redeemed for: (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii) as elected by the participant and subject to the consent of the Company.

A maximum of 2,200,000 Common Shares (or approximately 2% of the then issued and outstanding Common Shares) were reserved for issuance under the PRSU Plan. The Company will no longer grant PSUs under the existing PRSU Plan.

The description of the PRSU Plan set forth below is subject to and qualified in its entirety by the provisions of the PRSU Plan. Reference should be made to the provisions of the PRSU Plan with respect to any particular provision described below. A copy of the PRSU Plan is attached as “Appendix C” to the Company’s Management Information Circular dated May 4, 2017 available under the Company’s profile on SEDAR at www.sedar.com.

Eligibility:	Any employee or officer of the Company or its designated affiliates.

Limitations:	The maximum number of Common Shares that may be reserved for issuance is 2,200,000 Common Shares.

Common Shares reserved for issuance pursuant to Share Units that are surrendered, terminated or cancelled without having been redeemed will again be available for issuance, as will Common Shares underlying Share Units that are redeemed for cash or through the purchase of Common Shares on the secondary market.

The aggregate number of Common Shares reserved for issuance to any one person (together with all other security-based compensation arrangements of the Company) may not exceed 5% of the then issued and outstanding Common Shares.

The aggregate number of Common Shares issued to insiders within any 12-month period (together with all other security-based compensation arrangements of the Company) may not exceed 5% of the then issued and outstanding Common Shares.

The aggregate number of Common Shares issuable under the PRSU Plan (together with all other security-based compensation arrangements of the Company) may not exceed 10% of the then issued and outstanding Common Shares.

Fair Market Value:	The volume weighted average trading price of a Common Share on the TSX for the five (5) trading days immediately prior to such date.

Vesting:	Each Share Unit will vest on the vesting date set out in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee from time to time.

The number of PRSUs that will vest on a vesting date will be the number of PRSUs scheduled to vest on such vesting date multiplied by the Adjustment Factor as defined in the relevant grant agreement.

Expiry:	December 31st of the third calendar year after the date of grant or such earlier date as may be established by the Board at the time of grant.

Termination:	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board, if the employment of a Participant is terminated:

○ by the Company for cause or if the Participant resigns, the Participant will forfeit all rights, title and interest with respect to unvested Share Units;

○ by the Company without cause, a pro rata portion of the Participant’s unvested Share Units will vest based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period, and using the Adjustment Factor for the applicable performance period;

○ by the death or disability of the Participant, all of the Participant’s Share Units shall vest immediately prior to the date of the Participant’s death or disability using an Adjustment Factor of 100%;

	○	by the retirement of the Participant, all of the Participant’s Share Units will continue to vest in the ordinary course; and

	○	by the Company without cause or if the Participant resigns in circumstances constituting constructive termination within twelve (12) months following a Change of Control, all of the Participant’s Share Units will vest immediately prior to the Participant’s termination date using an Adjustment Factor of 100%.

Assignment:	Share Units are not assignable or transferable and payments with respect to vested Share Units may only be made to the Participant, other than in the case of the death of the Participant.

Amendments:	The Company’s shareholders must approve any amendment which:

	○	increases the maximum number of Common Shares issuable under the PRSU Plan or changes the PRSU Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;

	○	expands the categories of “Eligible Person” which would have the potential of broadening or increasing insider participation;

	○	extends the term of a Share Unit beyond its original expiry date;

	○	adds any other provision which results in participants receiving Common Shares while no cash consideration is received by the Company;

	○	amends the amending provision within the PRSU Plan; or

	○	is required to be approved by shareholders under applicable law.

Amendments which can be made without shareholder approval include amendments which:

	○	amend the vesting provisions of the PRSU Plan or any grant agreement;

	○	are necessary to comply with applicable law;

	○	permit the conditional redemption of a Share Unit;

	○	involve the administration of the PRSU Plan; or

	○	do not require shareholder approval under applicable law.

Stock Option Plan

The Fourth Amended and Restated 1997 Stock Option Plan, as amended and restated effective May 5, 2016, was ratified by the Company’s shareholders on May 5, 2016.

The maximum number of Common Shares that may be reserved for issuance under the Option Plan is 7,000,000 Common Shares. The Company will no longer grant stock options under the exsiting Stock Option Plan.

The description of the Option Plan set forth below is subject to and qualified in its entirety by the provisions of the Option Plan. Reference should be made to the provisions of the Option Plan with respect to any particular provision described below. A copy of the Option Plan is attached as Schedule “C” to the Company’s Management Information Circular dated March 30, 2016 available under the Company’s profile on SEDAR at www.sedar.com.

Eligibility:	Any director or employee of, or independent consultant to, the Company or any of its subsidiaries.

Limitations:	The maximum number of Common Shares that may be reserved for issuance is 7,000,000 Common Shares.

Common Shares reserved for issuance pursuant to Options that are surrendered, terminated or cancelled without having been exercised will again be available for issuance.

The aggregate number of Common Shares reserved for issuance to any one person (together with all other security-based compensation arrangements of the Company) may not exceed 2% of the then issued and outstanding Common Shares.

The aggregate number of Common Shares issued to insiders within any 12-month period (together with all other security-based compensation arrangements of the Company) may not exceed 10% of the then issued and outstanding Common Shares.

The aggregate number of Common Shares issuable under the Option Plan (together with all other security-based compensation arrangements of the Company) may not exceed 10% of the then issued and outstanding Common Shares.

The total number of Common Shares issuable to non-employee directors shall not exceed the lesser of:

(a) one percent (1%) of the issued and outstanding Common Shares;

(b) such number of Common Shares having, at the time the Options are issued, an aggregate fair market value of CAD$150,000 per annum per non-employee director (together with all other security-based compensation arrangements of the Company); and

(c) such number of Common Shares having, at the time the Options are issued, an aggregate fair market value of CAD$100,000 per annum per non-employee director.

Exercise Price:	The exercise price is determined by the Compensation Committee at the time of grant but cannot be lower than the fair market value of a Common Share on the date grant. For the purposes of the Option Plan, the fair market value is the closing price of the Common Shares on the date immediately preceding the date of grant.

Vesting:	The vesting schedule for each Option shall be specified in an option agreement. Typically, Options will vest 25% on the date of grant and 25% on each anniversary thereafter.

Expiry:	The term of each Option will be determined by the Board at the time of grant but cannot be longer than a period of ten (10) years.

Termination:	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board, if the employment of a Participant is terminated:

	○	by the Company for cause or without cause or if the Participant resigns or retires or becomes disabled, the Participant will forfeit all rights, title and interest with respect to unvested Options and will be able to exercise Options which had vested prior to the date of termination until the earlier of the date which is thirty (30) days after the date of termination (or, in the case of a director, twelve (12) months after ceasing to be a director) and the expiry of the option period;

	○	by the death of the Participant, all rights, title and interest with respect to unvested Options will be forfeited but Options which had vested prior to the date of death will be exercisable until the earlier of twelve (12) months after the Participant’s death and the expiry of the option period; and

	○	by the Company for any reason within twelve (12) months following a Change of Control, all of the Participant’s Share Units will vest immediately.

Assignment:	Options are not assignable or transferable, other than in the case of the death of the Participant.

Amendments:	The Company’s shareholders must approve any amendment which:

	○	increases the maximum number of Common Shares issuable under the Option Plan;

	○	changes the manner of determining the exercise price so that the exercise price is less than the fair market value per Common Share;

	○	allows the holder of an Option to transfer or assign an Option;

	○	increases the aggregate number of Common Shares in respect of which Options have been granted and remain outstanding so that such number of Common Shares, taken together with all of the other security-based compensation arrangements of the Company, results in:

(a) the number of Common Shares issuable to insiders exceeding 10% of the then issued and outstanding Common Shares; or

(b) the issuance to insiders, within a twelve (12) month period, of a number of Common Share exceeding 10% of the then issued and outstanding Common Shares;

	○	increases the number of Common Shares issuable to non-employee directors;

	○	amends the amending provision within the Option Plan;

	○	reduces the exercise price, or cancels and reissues Options so as to, in effect, reduce the exercise price; or

	○	extends the term of an Option beyond its original expiry date.

Amendments which can be made without shareholder approval include amendments which:

	○	amend vesting provisions;

	○	amend termination provisions;

	○	add a cashless exercise feature, payable in cash or securities;

	○	are necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under applicable laws relating to Options and/or to bring the Option Plan and/or Options into compliance with such applicable laws; and

	○	are of a housekeeping nature or needed to comply with the requirements of applicable law or stock exchange listing requirements.

Deferred Share Unit Plan

The Company’s deferred share unit plan (the “DSU Plan”) was adopted on March 9, 2011 and was amended and restated as of March 14, 2016 (the “Restatement Effective Date”).

Only DSUs granted prior to the Restatement Effective Date can, at the election of the Compensation Committee, be redeemed for Common Shares issued from treasury. DSUs granted after the Restatement Effective Date can be redeemed for (a) a cash payment; (b) Common Shares purchased on the secondary market; or (c) a combination of (a) and (b).

The description of the DSU Plan set forth below is subject to and qualified in its entirety by the provisions of the DSU Plan. Reference should be made to the provisions of the DSU Plan with respect to any particular provision described below.

Eligibility:	Any current or former Director or Executive Officer of the Company or and subsidiary.

Limitations:	The maximum number of Common Shares that may be reserved for issuance is 1,500,000 Common Shares.

The maximum number of Common Shares that may be: (a) issued to insiders within any 12-month period and (b) issuable to insiders at any time, when combined with all of the Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, may not exceed 10% of the then issued and outstanding Common Shares.

Market Value:	The volume weighted average trading price of a Common Share on the NYSE American for the twenty (20) trading days immediately prior to such date.

Vesting:	The vesting schedule of the DSUs is determined at the discretion of the Compensation Committee but, generally, vest immediately on the award date.

Expiry:	December 15th of the calendar year following the calendar year in which the Separation Date occurs.

Assignment:	DSUs are not assignable or transferable, other than in the case of the death of the Participant.

Amendments:	The Company’s shareholders must approve any amendment which:

○ increases the maximum number of Common Shares issuable under the DSU Plan, including a change from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;

○ changes the definition of “Participant” or the eligibility requirements for participating in the DSU Plan that would have the potential of broadening or increasing insider participation;

○ extends any right beyond the date on which such right would originally have expired;

○ amends the amending provision within the DSU Plan; or

○ are required to be approved by shareholders under applicable law.

Amendments which can be made without shareholder approval include amendments which:

○	change the definition of “Participant” or the eligibility requirements for participating in the DSU Plan that would not have the potential of broadening or increasing insider participation;

○	amend the manner in which Participants may elect to participate in the DSU Plan or elect Redemption Dates;

○	amend the provisions of the DSU Plan relating to the redemption of DSUs;

○	are necessary to comply with applicable law;

○	are intended to provide additional protection to shareholders;

○	are intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSU Plan and any provision of applicable laws;

○	are intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

○	are not expected to materially and adversely affect the interests of shareholders; and

○	are intended to facilitate the administration of the DSU Plan.

Share Appreciation Rights Plan

In February 2012, the Company adopted a Share Appreciation Rights Plan (the “SARs Plan”).

Eligibility:	Current and future directors, executive officers, employees and consultants of the Company and/or its subsidiaries.

Limitations:	The maximum number of SARs that may be granted to any Participant in any one calendar year is 160,000 SARs.

Vesting:	The vesting schedule of SARs is determined at the discretion of the Board, but generally the SARs vest one-third on each of the first three anniversaries of the grant date.

Payment on Exercise:	Upon exercise of a SAR, the participant will be entitled to receive an amount in respect of each SAR equal to the amount by which the fair market value of one Common Share as of the date of such exercise exceeds the fair market value of one Common Share as of the grant date of grant of such SAR.
Outstanding:

	Outstanding as at January 1, 2019	67,400
	Granted in 2019	285,000
	Exercised in 2019	203,000
	Expired in 2019	3,000
	Forfeited in 2019	160,000
	Outstanding as at December 31, 2019	595,000
	Outstanding as at March 12, 2020	588,333

Death, Disability, Retirement:	In the event of a grantee’s termination by reason of death, disability or retirement, all outstanding SARs held by the grantee prior to the termination date may, in the sole discretion of the Compensation Committee, become fully vested.

Termination of Employment:	If a grantee’s termination is a result of resignation or termination without cause, all outstanding SARs held by the grantee that were vested and entitled to be exercised may be exercised for 30 days following such termination. If the grantee’s termination of employment or service is a result of termination for cause, all outstanding SARs held by the grantee are deemed to expire and the grantee will not be entitled to exercise any SARs that may have otherwise vested. The SARs Plan provides that it will terminate on February 13, 2022, unless it is terminated on an earlier date in accordance with the terms of the SARs Plan.

Employees’ Stock Bonus Plan / Executive Management Performance Bonus Plan

As neither of these plans had been utilized by the Company for several years, the Board recently determined to terminate them.

Burn Rates

The annual burn rates over the last three financial years for awards under the Company’s share-based compensation arrangements are set out in the table below. In accordance with TSX rules, the burn rate is calculated by dividing the number of share-based awards granted under share-based compensation arrangements during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as percentage.

During the year ended December 31, 2018, the Company consolidated the common shares of the Company on the basis of one post-consolidation common share for every five pre-consolidation common shares. The common shares of the Company began trading on a consolidation-adjusted basis on the TSX and the NYSE American when the markets opened on October 30, 2018. All share data and equity-based compensation plans have been retroactively adjusted to give effect to the consolidation.

		Stock Option Plan		PRSU Plan		Total
Fiscal Year	Common Shares Outstanding at December 31	# Granted	% of Common Shares Outstanding	# Granted	% of Common Shares Outstanding	# Granted	% of Common Shares Outstanding
2017	76,116,215	470,392	0.62	338,895	0.45	809,287	1.06
2018	108,819,009	641,537	0.59	479,880	0.44	1,121,417	1.03
2019	109,385,063	805,804	0.74	561,485	0.51	1,367,289	1.25
3-year Average	98,106,762	639,244	0.65	460,087	0.47	1,099,331	1.11

Indebtedness of Directors and Officers

No directors, nominees for election as directors, executive officers or members of their immediate family were indebted to the Company, or any of its subsidiaries, directly or indirectly, at any time since the beginning of the Company’s last fiscal year.

Interest of Informed Persons in Material Transactions

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director, has been party to any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except that in September 2019, the Company consented to La Mancha acquiring up to an additional 5% of the issued and outstanding Common Shares through ordinary market or block trade purchases. Naguib Sawiris, an affiliate of La Mancha, was a director of the Company from May 2, 2019 to February 3, 2020 and Karim Nasr, also an affiliate of La Mancha, was appointed as a director of the Company on February 3, 2020.

Directors’ and Officers’ Liability Insurance and Indemnification

Subject to the limitations set out in the Act, Golden Star’s by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the individual’s association with the Company or such other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the Company or such other entity and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds to believe that his or her conduct was lawful.

The Company maintains liability insurance for the benefit of directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Act. The current policy of insurance is in effect until April 30, 2020. The annualized premium for such insurance is approximately $511,286. No portion of the premium is directly paid by any of the directors or officers of the Company.

The aggregate insurance coverage under the policy for both directors and officers is $50 million, subject to a deductible amount of $500,000 for each loss. The policy contains standard industry exclusions.

Shareholder Proposals

In order to be included in proxy materials for the Company’s 2021 annual meeting of shareholders, shareholder proposals must be received by the Company at its offices no later than December 11, 2020. The Company’s registered and head office is 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6.

Additional Information

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website, www.gsr.com. Financial information about Golden Star is provided in the Company’s comparative financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2019.

Golden Star will provide to any person or company, upon request, a copy of:

(a)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;
(b)	its consolidated annual financial statements for the year ended December 31, 2019, together with the report of its auditors thereon, any interim financial statements filed subsequently and management’s discussion and analysis of financial and operating results; and
(c)	its Management Information Circular for its last Annual Meeting of Shareholders.

Written requests for a copy of the foregoing documents should be directed to 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6, Attention: Golden Star Resources Ltd., Chief Executive Officer.

DIRECTORS’ APPROVAL

The Board of Directors of the Company has approved the contents of this Management Information Circular and its sending to the shareholders.

Toronto, Ontario, March 12, 2020.

By Order of the Board of Directors

“Timothy Baker”
Chairman of the Board

Appendix A

GOLDEN STAR RESOURCES LTD.

U.K. PERFORMANCE SHARE UNIT PLAN

(February 21, 2020)

GOLDEN STAR RESOURCES LTD.

U.K. – PERFORMANCE SHARE UNIT PLAN

Section 1.      Interpretation and Administrative Provisions

1.1	Purpose

The purposes of the Sub-Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the long-term success of the Corporation and the creation of value for its shareholders; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and (iv) mitigate exessive risk-taking by the Corporation’s key employees, in each case, solely for persons in the United Kingdom of Great Britain and Northern Ireland (but excluding for the avoidance of doubt, the Channel Islands or the Isle of Man).

1.2	Definitions

For the purposes of the Sub-Plan, the following terms have the following meanings:

“Adjustment Factor” means the Adjustment Factor set out in the Grant Agreement for an award of Performance Share Units.

“Affiliate” means any entity that is an “affiliate” for purposes of the Canadian Securities Administrators National Instrument 45-106 Prospectus Exemptions, as amended from time to time.

“Applicable Date” has the meaning set out in Section 3.4(a).

“Applicable Withholdings” means all income taxes, National Insurance contributions and/or similar liabilities required to be withheld by a Participating Company in respect of any Performance Share Unit Amounts.

“Award Date” means the date that incentive compensation is paid to a Participant under the Corporation’s annual incentive plan.

“Board” means the board of directors of the Corporation.

“Broker” has the meaning set out in Section 3.4(b).

“Change of Control” means:

(a)	The sale of all or substantially all of the assets of the Corporation other than to an entity which was an Affiliate of the Corporation prior to the sale;
(b)	A reorganization, amalgamation, merger or plan of arrangement, with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly, less than 50 percent of the resulting voting shares on a fully-diluted basis;
(c)	A formal bid or tender offer for Common Shares being made, as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, 50 percent or more of the Common Shares then outstanding;
(d)	During any period of two consecutive years, individuals who at the beginning of the period constituted the Board (together with any new directors whose nomination for election was approved by a vote of a majority of the directors of the Corporation, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then in office;

(e)	Any transaction determined by the Committee to be substantially similar to the above transactions; or
(f)	Any proposed transaction determined by the Committee to be a Change of Control.

“Committee” means the Compensation Committee of the Board and, in the absence of such a delegation, means the Board.

“Common Share” means a common share of the Corporation.

“Corporation” means Golden Star Resources Ltd., including any successor corporation thereto.

“Disability” means an incapacity which is deemed to be a disability by a resolution of the Committee in its sole discretion.

“Dividend Performance Share Unit” has the meaning set out in Section 3.2.

“Effective Date” has the meaning set out in Section 1.3.

“Eligible Person” means any UK Resident who is an means any UK Resident who is an employee of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company (which shall include all statutory leaves of absence) and for purposes of clarity excludes non-employees of any Participating Company.

“Fair Market Value” means the volume weighted average trading price of a Common Share on the Toronto Stock Exchange (or, if the Common Shares are not listed on the Toronto Stock Exchange, the principal stock exchange on which the Common Shares are traded) for the 5 trading days immediately preceding the Applicable Date (calculated as the total value of Common Shares traded over the 5 day period divided by the total number of Common Shares traded over the 5 day period).

“Golden Star Performance” for each Performance Period means, unless otherwise determined by the Committee: (i) the Value of a Common Share on the last day of the Performance Period; minus (ii) the Value of a Common Share on the first day of the Performance Period; plus (iii) the amount of all dividends declared on a Common Share during the Performance Period; with the sum of (i), (ii) and (iii) divided by (iv) the Value of a Common Share on the first day of the Performance Period.

“Good Reason” shall include:

(i) the assignment to the Participant by the Corporation of any duties inconsistent in any respect with the Participant’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by the Corporation that results in a material diminution in such position, authority, duties or responsibilities otherwise than, in each case, as permitted by the Participant’s employment contract;

(ii) any reduction by the Corporation of the Participant’s base salary, incentive opportunities, stock options, retirement benefits, welfare or other benefits otherwise than, in each case, as permitted by the Participant’s employment contract; and

(iii) any purported termination by the Corporation of the Participant’s employment otherwise than as expressly permitted by the Participant’s employment contract.

“Grant Agreement” means an agreement substantially in the form set out as Schedule A, as amended by the Committee from time to time.

“Grant Date” means the date the Board completes all requisite actions required to approve the grant of a Performance Share Unit.

“Insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time.

“Just Cause” means any ground specified in the employment agreement of the Participant as permitting termination of employment by the Corporation without notice or payment in lieu of notice and, in any event, includes any circumstance where the Participant (i) willfully fails to perform his/her duties with the Corporation; (ii) commits theft, fraud, dishonesty or misconduct involving the property, business or affairs of the Corporation or any of its Affiliates or in the performance of his/her duties: (iii) willfully breaches or fails to follow any material term of his/her employment agreement; (iv) is convicted of a crime which constitutes an indictable offence; or (v) engages in conduct which would be treated as cause by a court of competent jurisdiction in the jurisdiction in which the Participant is employed.

“Participant” means any Eligible Person to whom a Performance Share Unit is granted.

“Participating Company” means the Corporation, and such of its Affiliates as are designated by the Board from time to time.

“Peer Company” means each company in the Peer Group.

“Peer Group” means that group of companies determined by the Committee for a Performance Period and set out in the Grant Agreement. The Peer Group for an outstanding award of Performance Share Units may be amended by the Committee from time to time during the Performance Period, to reflect material changes to the Corporation or any member of the Peer Group.

“Peer Group Performance” for each Performance Period means, unless otherwise determined by the Committee, for each Peer Company: (i) the Value of a common share of the Peer Company as at the last day of the Performance Period; minus (ii) the Value of a common share of the Peer Company on the first day of the Performance Period; plus (iii) the amount of all dividends declared on a common share of the Peer Company during the Performance Period; with the sum of (i), (ii) and (iii) divided by (iv) the Value of a common share of the Peer Company on the first day of the Performance Period.

“Performance Period” means the three year period commencing January 1 of the calendar year in respect of which a grant of Performance Share Units is made and ending on December 31 of the second year following the year in respect of which the grant of Performance Share Units is made.

“Performance Share Unit” means a right granted to an Eligible Person to receive, as set out in the Plan, a Common Share or, at the election of the Corporation, the Performance Share Unit Amount, based on the achievement of the performance criteria set out in the applicable Grant Agreement.

“Performance Share Unit Account” means the notional account maintained for each Participant to which Performance Share Units are credited.

“Performance Share Unit Amount” has the meaning set out in Section 3.4.

“Plan” means the Corporation’s Performance and Restricted Share Unit Plan effective March 17, 2017, as amended, restated or supplemented from time to time.

“Redemption Date” means the Vesting Date.

“Relative Performance” for each Performance Period means, unless otherwise determined by the Committee, the percentile ranking of the Golden Star Performance relative to the Peer Group Performance of each Peer Company.

“Retirement” means the cessation of the employment of a Participant with the Participating Company which is deemed to be a retirement by a resolution of the Committee in its sole discretion.

“Security-Based Compensation Arrangement” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time.

“Sub-Plan” means this U.K. Performance Share Unit Plan, as amended, restated or supplemented from time to time.

“Termination Date” means the earlier of the following (i) the date a Participant ceases to be an Eligible Person, howsoever arising; and (ii) the date on which any period of statutory minimum or contractual notice of termination of employment commences, irrespective of whether employment continues throughout such notice period.

“UK Resident” means a person resident in the United Kingdom of Great Britain and Northern Ireland (but excluding for the avoidance of doubt, the Channel Islands or the Isle of Man).

“Value” means the closing price of a Common Share or a common share of a Peer Company, as applicable, on the principal stock exchange on which such common share is traded on the applicable day.

“Vested Performance Share Unit” has the meaning set out in Section 4.2.

“Vesting Date” means the date or dates set out in the Grant Agreement, or such earlier date as is provided for in the Sub-Plan or is determined by the Committee.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

1.3	Effective Date of the Sub-Plan

The Sub-Plan shall be effective, subject to approval by shareholders of the Corporation, as of February 21, 2020.

1.4	Common Shares Reserved for Issuance
(a)	The aggregate number of Common Shares available for issuance under the Sub-Plan, together with the number of Common Shares available for issuance under all of the Corporation’s other Security Based Compensation Arrangements, shall not exceed 11,000,000 Common Shares, provided that Common Shares reserved for issuance pursuant to Performance Share Units which are cancelled or terminated without having been redeemed will again be available for issuance under the Sub-Plan and also provided that the Common Shares underlying Performance Share Units which are redeemed for cash or through the purchase of Common Shares on the market will be available for issuance under the Sub-Plan.
(b)	The number of Common Shares reserved for issuance under the Sub-Plan, together with the number of Common Shares reserved for issuance under all of the Corporation’s other Security Based Compensation Arrangements, may not result:
(i)	at any time, in the number of Common Shares reserved for issuance to any one person exceeding 5% of the then issued and outstanding Common Shares.

(ii)	in Insiders, within a 12-month period, being issued a number of Common Shares exceeding 5% of the then issued and outstanding Common Shares.
(iii)	at any time, in the number of Common Shares reserved for issuance to Insiders exceeding 10% of the then issued and outstanding Common Shares.

Section 2.      Administration

2.1	Administration of the Sub-Plan

Subject to the Committee reporting to the Board on all matters relating to the Sub-Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the Sub-Plan will be administered by the Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Performance Share Units to Eligible Persons; (ii) interpret and administer the Sub-Plan; (iii) establish, amend and rescind any rules and regulations relating to the Sub-Plan; (iv) determine which Participating Company will grant Performance Share Units; (v) establish conditions to the vesting of Performance Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the Committee deems necessary or desirable for the administration of the Sub-Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Sub-Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Sub-Plan shall be conclusive and binding on the Participants.

2.2	Governing Law

The Sub-Plan shall be governed by and construed in accordance with the laws of the England and Wales.

2.3	Determination of Value if Common Shares Not Publicly Traded

Should Common Shares no longer be publicly traded at the relevant time such that the Fair Market Value cannot be determined in accordance with the formula set out in the definition of that term, the Fair Market Value of a Common Share shall be determined by the Board in its sole discretion.

2.4	Taxes and Other Source Deductions

The Participant agrees that any Applicable Withholdings shall be satisfied in accordance with this Section 2.4 and Section 3.4 or the Participant shall pay an amount equal to any Applicable Withholdings to the Corporation (or other Participating Company) in accordance with this Section 2.4. A Participating Company shall be authorized to deduct from any amount to be paid or credited hereunder any Applicable Withholdings in such manner as the Corporation determines, to the extent such Applicable Withholdings are not satisfied through the sale of Common Shares as provided in Section 3.4. Notwithstanding the provisions of this Section 2.4 and Section 3.4, the Participant further agrees, if so requested by the Corporation, to pay an amount equal to any Applicable Withholdings to the Corporation (or other Participating Company) (i) within 30 days of the Applicable Date; or (ii) by such other later date specified in a written demand from the Corporation.

Section 3.      Performance Share Units

3.1	Awards of Performance Share Units

The Board may grant Performance Share Units to Eligible Persons in its sole discretion. The award of a Performance Share Unit to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent grant of Performance Share Units and shall not restrict in any way the right of any Participating Company to terminate the Eligible Person’s employment.

3.2	Crediting of Performance Share Units and Dividend Performance Share Units

Performance Share Units granted to a Participant shall be credited to the Participant’s Performance Share Unit Account on the Grant Date. Each grant of Performance Share Units must be confirmed by a Grant Agreement that may be acknowledged electronically by the Participant. From time to time, a Participant’s Performance Share Unit Account shall be credited with Dividend Performance Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units” and each a “Dividend Performance Share Unit”) in respect of outstanding Performance Share Units on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such Dividend Peformance Share Units shall be computed as:

(a)	the amount of the dividend declared and paid per Common Share multiplied by the number of Performance Share Units, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by
(b)	the Fair Market Value of a Common Share as at the dividend payment date.
3.3	Redemption Date Notice

Participants shall redeem Vested Performance Share Units on the Redemption Date, provided that the Participant will continue to meet any share ownership requirements applicable to the Participant following the redemption or will hold the Common Shares received on the redemption.

3.4	Redemption of Performance Share Units
(a)	The Corporation shall redeem the Vested Performance Share Units on the Redemption Date (each, an “Applicable Date”), by, at the Board’s discretion:
(i)	issuing from treasury the number of Common Shares equal to one Common Share for each whole Vested Performance Share Unit to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;
(ii)	the Corporation purchasing on a stock exchange or marketplace the number of Common Shares equal to one Common Share for each whole Vested Share Unit to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings;
(iii)	the Corporation paying to the Participant an amount (the “Performance Share Unit Amount”) equal to: (A) the number of Vested Performance Share Units to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or
(iv)	a combination of (i), (ii) and (iii).

In the case of a redemption under Section 3.4(a)(i) or (ii), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold by the Corporation on behalf of the Participant and the net proceeds of such sale remitted by the Corporation to the appropriate taxation authorities. The Common Shares shall be issued and/or the Performance Share Unit Amount shall be paid as a lump-sum by the Corporation within ten business days of the Applicable Date.

(b)	If the Corporation redeems the Vested Performance Share Units by delivering Common Shares purchased by the Corporation on a stock exchange or marketplace then, prior to 11:00 a.m. on the Applicable Date or, where the Applicable Date is not a trading day for Common Shares on the applicable stock exchange or marketplace, on the next such trading day, the Corporation shall notify a broker or other person designated by the Participant who shall be independent from the Corporation and who has the proper permits, licenses and authorizations to purchase Common Shares through a stock exchange or marketplace (the “Broker”), as to:

(i)	the number of whole Common Shares to be purchased by the Broker in satisfaction of the Performance Share Units to be issued to the Participant pursuant to Section 3.4(a)(ii), on the applicable stock exchange or marketplace, as of the Applicable Date, which number shall be equal to one Common Share for each whole Vested Performance Share Unit to be redeemed less the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; or
(ii)	the amount available to purchase Common Shares to be issued to the Participant pursuant to Section 3.4(a)(ii), which amount shall be equal to (A) the number of Vested Performance Share Units to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings.

As soon as practicable thereafter, the Broker shall purchase on the applicable stock exchange or marketplace the number of whole Common Shares required to be purchased by the Broker. The Corporation shall for this purpose (i) reimburse the Broker for its costs of purchasing such Common Shares, or (ii) provide to the Broker the amount necessary to purchase such Common Shares.

(c)	If the Corporation redeems the Vested Performance Share Units by delivering Common Shares as provided for herein and an amount remains payable to the Participant such amount shall be paid in cash to the Participant. For certainty, if the Corporation would otherwise be required to deliver a fractional number of Common Shares to a Participant, such number of Common Shares to be delivered by the Corporation shall be rounded down to the nearest whole Common Share.
3.5	Effect of Redemption of Performance Share Units.

A Participant shall have no further rights respecting any Vested Performance Share Unit which has been redeemed in accordance with the Sub-Plan.

3.6	Reporting of Performance Share Units

Statements of the Performance Share Unit Accounts will be made available to Participants at least annually.

Section 4.      Performance Share Units

4.1	Vesting Date

Performance Share Units shall vest on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

4.2	Performance Vesting

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor.

4.3	Resignation and Termination for Just Cause

If the employment of a Participant is terminated due to resignation by the Participant or by the Corporation for Just Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Share Units and the related Dividend Performance Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All Vested Performance Share Units and related Dividend Performance Share Units will be redeemed as of the Participant’s Termination Date.

4.4	Termination Without Just Cause

If the employment of a Participant is terminated by the Corporation without Just Cause, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Performance Share Units shall vest based on the number of complete months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period and using the Adjustment Factor calculated as at the Termination Date. The Participant shall forfeit all rights, title and interest with respect to Performance Share Units and Dividend Performance Share Units which are not Vested Performance Share Units. All Vested Performance Share Units and related Dividend Performance Share Units will be redeemed as of the Participant’s Termination Date.

4.5	Death or Disability of Participant

If the employment of a Participant is terminated due to the death or Disability of the Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the date of the Participant’s death or termination due to Disability using an Adjustment Factor of 100%. The Participant’s Vested Performance Share Units shall be redeemed as of the date of death or termination due to Disability.

4.6	Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall continue to vest in the ordinary course. The Vested Performance Share Units shall be redeemed as at the Vesting Date.

4.7	Termination following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by the Corporation without Just Cause or if the Participant resigns in circumstances constituting constructive dismissal or Good Reason, in each case, within twelve months following a Change of Control, all of the Participant’s Performance Share Units and related Dividend Performance Share Units shall vest immediately prior to the Participant’s Termination Date using an Adjustment Factor of 100%. The Vested Performance Share Units shall be redeemed as at the Termination.

Section 5.      General

5.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Performance Share Units), with respect to (i) the number or kind of shares or other securities on which the Performance Share Units and Dividend Performance Share Units are based; and (ii) the number of Performance Share Units and Dividend Performance Share Units; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares.

5.2	Amendment, Suspension, or Termination of Sub-Plan
(a)	No new awards may be made under the Sub-Plan after the 10th anniversary of the Effective Date. The Committee may amend, suspend or terminate the Sub-Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NYSE American), if any, that require the approval of shareholders or any governmental or regulatory body.

(b)	The Board may from time to time, in its absolute discretion and without the approval of the shareholders of the Corporation, make the following amendments to the Sub-Plan or any Performance Share Unit:
(i)	any amendment to the vesting provisions of the Sub-Plan and any Grant Agreement, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of a Performance Share Unit;
(ii)	any amendment to the Sub-Plan or a Performance Share Unit as necessary to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Corporation, the Sub-Plan or the shareholders of the Corporation;
(iii)	any amendment to the Sub-Plan and any Grant Agreement to permit the conditional redemption of any Performance Share Unit;
(iv)	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Sub-Plan, correct or supplement any provision of the Sub-Plan that is inconsistent with any other provision of the Sub-Plan, correct any grammatical or typographical errors or amend the definitions in the Sub-Plan regarding administration of the Sub-Plan;
(v)	any amendment respecting the administration of the Sub-Plan; and
(vi)	any other amendment that does not require the approval of the shareholders of the Corporation including, for greater certainty, an amendment in connection with a Change of Control to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event; and to terminate, following the successful completion of such event, on such terms as it sees fit, the Performance Share Units not redeemed prior to the successful completion of such event.
(c)	Shareholder approval will be required for the following amendments:
(i)	any amendment to increase the number of Common Shares issuable under the Sub-Plan or change the Sub-Plan from a fixed maximum number of Common Shares issuable to a fixed maximum percentage of Common Shares issuable;
(ii)	any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing Insider participation;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an Insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares, while no cash consideration is received by the Corporation;
(v)	amendments to this Section 5.2; and

(vi)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the NYSE American).
(d)	If the Sub-Plan is terminated, the provisions of the Sub-Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of the Sub-Plan, will continue in effect as long as a Performance Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Sub-Plan, the Board may make any amendments to the Sub-Plan or the Performance Share Units it would be entitled to make if the Sub-Plan were still in effect.
(e)	The Board may amend or modify any outstanding Performance Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended; provided that, where such amendment or modification is materially adverse to the holder, the consent of the holder is required to effect such amendment or modification.
5.3	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

5.4	Unfunded Sub-Plan

To the extent any individual holds any rights under the Sub-Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

5.5	Successors and Assigns

The Sub-Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

5.6	Transferability of Awards

Rights respecting Performance Share Units and Dividend Performance Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

5.7	Effect of Change of Control

Notwithstanding any other provision of the Sub-Plan, in the event of a Change of Control, any surviving, successor or acquiring entity shall assume any outstanding Performance Share Units and Dividend Performance Share Units or shall substitute similar share units for the outstanding Performance Share Units and Dividend Performance Share Units. If the surviving, successor or acquiring entity does not assume the outstanding Performance Share Units and Dividend Performance Share Units or substitute similar share units for the outstanding Performance Share Units and Dividend Performance Share Units, or if the Committee otherwise determines in its sole discretion, the Corporation shall give written notice to all Participants advising that the Sub-Plan shall be terminated effective immediately prior to the Change of Control and a specified number of outstanding Performance Share Units and Dividend Performance Share Units shall be deemed to be Vested Performance Share Units and shall be redeemed as of the termination date of the Sub-Plan. The number of Performance Share Units and Dividend Performance Share Units which are deemed to be Vested Performance Share Units shall be determined in the Committee’s discretion using an Adjustment Factor of not less than 100% and not more than 200%.

5.8	No Special Rights

Nothing contained in the Sub-Plan or in any Performance Share Unit or Dividend Performance Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or to increase or decrease the compensation of the Participant. Share Units and Dividend Performance Share Units shall not be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any Participant be considered the owner of Common Shares by virtue of his/her ownership of Performance Share Units or Dividend Performance Share Units.

5.9	Other Employee Benefits; Relationship with Employment
(a)	The amount of any compensation deemed to be received by a Participant as a result of the redemption of any Performance Share Unit will not constitute salary or other remuneration with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Committee.
(b)	A Participant will have no right to compensation or damages on account of any loss in respect of any Performance Share Units where this loss arises (or is claimed to arise), in whole or in part, from:
(i)	termination of employment with; or
(ii)	notice to terminate office or employment given by or to,

the Corporation. This exclusion of liability shall apply however termination of employment, or the giving of notice, is caused, and however compensation or damages are claimed.

5.10	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S., UK or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Sub-Plan. No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Sub-Plan.

5.11	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Common Shares.

5.12	Necessary Approvals

The obligation of the Corporation to issue and to deliver any Common Shares in accordance with the Sub-Plan is subject to any necessary or desirable approval of any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding any provision of the Sub-Plan, no Performance Share Units shall be redeemed for Common Shares if such redemption would constitute a violation by the Participant or the Corporation of any provision of any law or regulation.

SCHEDULE A

GRANT AGREEMENT FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the Golden Star Resources Ltd. UK Performance Share Unit Plan effective on <@>, 2020 (the “Sub-Plan”) and in consideration of services provided to any Participating Company by the Participant, Golden Star Resources Ltd. hereby grants to the Participant ________ Performance Share Units under the Sub-Plan. Such grant is conditional on receipt of shareholder approval of the Sub-Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Sub-Plan. No cash or other compensation shall at any time be paid in respect of any Performance Share Units or Dividend Performance Share Units which have been forfeited or terminated under the Sub-Plan or on account of damages relating to any Performance Share Units or Dividend Performance Share Units which have been forfeited or terminated under the Sub-Plan.

The Adjustment Factor for the Performance Share Units is determined as follows:

Relative Performance	Adjustment Factor
Less than the 50th percentile	0
50th percentile	100%
75th percentile	150%
90th percentile or greater	200%

The Adjustment Factor for performance between the numbers set out above is interpolated on a straight line basis.

The Vesting Date for this award is December 31, 20[22]. The Performance Period for the award is January 1, 20[20] to December 31, 20[22]. The Expiry Date of the award is December 31, 20[22].

The Peer Companies for this award are:

[List performance peers]

Golden Star Resources Ltd. and the Participant understand and agree that the granting and redemption of these Performance Share Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Sub-Plan, a copy of which has been provided to the Participant all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Performance Share Units.

DATED March , 20[20].	Golden Star Resources Ltd.

Per:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Performance Share Units by expectation of employment or continued employment with any Participating Company.

Name:

Appendix B

GOLDEN STAR RESOURCES LTD.

MANDATE OF THE BOARD OF DIRECTORS

(February 21, 2019)

GOLDEN STAR RESOURCES LTD.

MANDATE OF THE BOARD OF DIRECTORS

The responsibility of the board of directors (the “Board”) of Golden Star Resources Ltd. (“Golden Star” or the “Company”) is to oversee the management of the business and affairs of the Company as required under applicable legislation and stock exchange rules. The Board delegates the responsibility for day to day operations to the Chief Executive Officer (“CEO”) and the management team.

BOARD COMPOSITION

Membership Criteria and Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the needs of Golden Star and the interests of its shareholders.

Candidates are initially considered and recommended by the Nominating and Corporate Governance Committee then approved by the entire Board and elected annually by the Company’s shareholders.

Candidates will be identified based on the current composition of the Board, including the diversity of its membership and the competencies and skills that it possesses as a whole and the competencies and skills the candidate would bring to the Board. The nominee’s integrity, reputation and accomplishments and the ability of the candidate to contribute to effective oversight of the management of the Company will also be considered.

Majority Voting Policy

Each director should be individually elected by the vote of a majority of the shares represented in person or by proxy at any meeting for the election of directors. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chair of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded and promptly made public after the meeting. If any nominee for director receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, that director must promptly tender his or her resignation to the Chair of the Board following the meeting. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board must accept the resignation unless there are exceptional circumstances which warrant not accepting the resignation. The resignation will be effective when accepted by the Board. The Company will promptly issue a news release with respect to the Board’s decision on the resignation and, if the Board decides not to accept the resignation, the reasons for that decision will be set out in the news release.

Any director who tenders his or her resignation will not participate in any Board deliberations as to whether his or her resignation should be accepted. In the event any director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate the director. Subject to any corporate law restrictions, the Board is not limited in any action it may take if a director’s resignation is accepted, including (i) leaving a vacancy in the Board unfilled until the next annual general meeting; (ii) filling the vacancy by appointing a new director whom the Board considers to merit the confidence of the shareholders; or (iii) calling a special meeting of shareholders to consider a new Board nominee to fill the vacant position.

Board Mandate

This majority voting policy does not apply to a contested election of directors, that is, where the number of nominees exceeds the number of directors to be elected.

Director Independence

The Board shall be constituted of a majority of directors who are “independent”, as determined by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Company. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

The Board will review the independence of all directors on an annual basis and will disclose its determinations in the Company’s management information circular.

Size

The Board shall be comprised of at least 3 and not more than 15 directors, as specified in the Company’s by-laws.

Retirement

Directors may serve on the Board until the annual meeting of shareholders following their 72nd birthday and may not be re-elected after reaching age 72.

Term

In order to balance the interests of the Company in retaining directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management while, at the same time, ensuring for sufficient renewal, directors are subject to a term limit of 12 years.

Chair

Each year, the Board will elect a Chair from among its members. The Board has developed a Mandate for the Chair of the Board which shall be reviewed at least annually by the Nominating and Corporate Governance Committee and the Board.

MEETINGS

Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional meetings may be called upon the giving of proper notice at any time to address specific needs of the Company. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair of the Board, the CEO or any director.

Notice

Notice of the time and place of each meeting of the Board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

Board Mandate

Agenda

The Chair of the Board shall establish the agenda for each Board meeting in consultation with the CEO. The agenda will be distributed to directors in advance of each Board meeting to allow the Board members sufficient time to review and consider the matters to be discussed. Each Board member is free to request the inclusion of other agenda items, request the presence of, or a report by, any member of senior management and/or request the consideration of matters that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter.

Location

All Board meetings shall take place in Canada, whenever possible.

In instances where a Board meeting takes place by telephone or teleconference: (i) a majority of the Board members, the Chairman and the Corporate Secretary must attend in person at a location in Canada; (ii) the dial-in details should show that the main ‘trunk-line’ was a Canadian telephonic exchange; (iii) no Board member should dial into the Board meeting from the UK; and (iv) the dial-in details shall show that the main ‘trunk-line’ was a Canadian telephonic exchange.

In-Camera Sessions

Independent directors will meet without management present at every Board meeting and at such other times as they may determine appropriate. The Chair of the Board will inform the CEO of the substance of these meetings to the extent that action is required by management.

Distribution of Information

Information and data that are important to the Board’s understanding of the business to be conducted at a Board meeting will normally be distributed to the directors reasonably in advance of the meeting or as soon as possible.

Attendance

A director who is unable to attend a Board meeting in person may participate by telephone or teleconference provided that a majority of the Board members, the Chairman and the Corporate Secretary attend in person at a location in Canada.

Quorum

The quorum for any Board meeting is a majority of directors.

Minutes

The Corporate Secretary shall ensure that minutes of Board meetings are recorded with clear indication of where the Board meeting took place, the directors who were present in person and each of their various locations. Board minutes shall be retained at the Company’s registered office in Canada.

DELEGATION OF POWERS TO COMMITTEES AND SENIOR MANAGEMENT

Subject to the limitations imposed by statute and the Board’s oversight function and ultimate responsibility for the stewardship of the Company, responsibility for the day-to-day management of the Company’s business and affairs has been delegated to Golden Star’s senior officers, who may be employed by Golden Star Resources (UK) Ltd. or another Golden Star subsidiary. The Board may also delegate certain matters to committees of the Board. Any responsibility not delegated to management or a committee of the Board remains with the Board.

Board Mandate

The Board’s delegation of responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers will be subject to such limitations as the Board may impose including, but not limited to, specified financial limits.

Those matters which require Board approval are set out in Schedule “A” attached hereto.

COMMITTEES

Standing Committees

The Board will have an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Corporate Responsibility Committee, and a Technical Committee. The Board may, from time to time, establish such additional committees as it deems appropriate and delegate to them such authority permitted by applicable law as the Board sees fit.

Each committee will operate in accordance with applicable law, its Charter (as adopted and amended from time to time by the Board) and the applicable rules of securities regulatory authorities and stock exchanges.

The Charter for each of the committees will be posted on the Company’s website.

Composition and Independence

The Nominating and Corporate Governance Committee will be responsible for recommending to the Board the persons to be appointed to each committee as members and as the Chair and will review each committee’s membership on at least an annual basis and otherwise periodically as circumstances require.

All of the members of the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee, the Nominating and Corporate Governance Committee and the Technical Committee shall be “independent” directors, taking into account applicable rules and regulations of securities regulatory authorities and stock exchanges.

Committee Chair

The chair of each committee is responsible for guiding the committee in the fulfillment of its duties and responsibilities. The Board has developed a Committee Chair Mandate which shall be reviewed at least annually by the Nominating and Corporate Governance Committee and the Board.

RESPONSIBILITIES, DUTIES AND POWERS

The fundamental responsibility of the Board is the stewardship of the business and affairs of Golden Star with a view to enhancing and preserving long-term shareholder value while ensuring that the Company conducts its business and affairs ethically and in accordance with corporate governance practices determined by the Board to be appropriate for Golden Star.

Legal Obligations

The Board is responsible for acting in accordance with the obligations contained in the Canada Business Corporations Act and any other applicable laws. Among other things, the Board is required to act honestly and in good faith with a view to the best interests of the Company; supervise the management of the business and affairs of the Company; exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and exercise independent judgment.

Board Mandate

Strategic Planning

The Board will adopt a strategic planning process, drawing upon the experience of the entire Board, to establish goals for Golden Star. The Board will review and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the risks and opportunities of Golden Star’s business and affairs and will, during the course of the year, monitor the Company’s performance against such strategic plan.

Annual Budget & Expenditures

The Board will (a) adopt an annual budget and plan (b) approve all major expenditures, projects, acquisitions, dispositions and changes in operating policies and organizational structures; (c) approve all capital budgets not included in the annual budget and above set authorization limits; and (d) approve all financing arrangements, including guarantees adopted and other significant obligations incurred by the Company.

Corporate Governance, Social Responsibility, Ethics and Integrity

The Board believes that having established corporate governance practices, as determined by the Board as being appropriate for Golden Star, is essential to the well-being of the Company and the promotion and protection of its shareholders’ interests.

The Board is responsible for developing Golden Star’s approach to corporate governance, including developing a set of corporate governance principles and guidelines. The Board oversees the functioning of Golden Star’s governance system, in part through the work of the Nominating and Corporate Governance Committee and the Corporate Responsibility Committee.

The Board is responsible for establishing, and monitoring the Company’s compliance with, policies and procedures designed to ensure that the Company operates at all times in compliance with all applicable laws and regulations and in accordance with high standards of ethics and corporate governance. Policies the Board has adopted, will review from time to time and will resolve disputes under, include:

○	Business Conduct and Ethics Policy	○	Policy on Human Rights

○	Insider Trading and Reporting Policy	○	Policy on Community Development and Support

○	Whistleblower Policy	○	Policy on the Environment

○	Policy on Safety, Health and Wellbeing	○	Policy on Community Relations

The Board will provide leadership to Golden Star in support of its commitment to corporate responsibility, set the ethical and cultural tone for Golden Star and its management and foster ethical and responsible decision-making by management.

Appointment and Supervision of Management and Succession Planning

The Board, with the participation and recommendations of the Compensation Committee, is responsible for:

○	the selection, appointment, evaluation and, if necessary, the termination of the CEO and will, with respect to other senior officers of the Company, review and approve the CEO’s recommendations with respect to the appointment and termination of such officers;
○	satisfying itself of the integrity of the CEO and other senior officers of the Company and satisfying itself that the CEO and senior management create a culture of integrity throughout the organization;
○	developing corporate goals and objectives for the CEO and other senior officers and then monitoring and assessing the performance of the CEO and other senior officers against such corporate goals and objectives;
○	setting the compensation of the CEO and other senior officers;

Board Mandate

○	providing advice and counsel to the CEO in the execution of his or her duties; and
○	ensuring adequate provision has been made to train and develop management and that management succession plans are in place.

Director Compensation

The Board will, with the advice and recommendations of the Compensation Committee, approve the form and amount of director compensation on at least an annual basis.

Communications with Shareholders

The Board is responsible for ensuring there are procedures in place to facilitate effective communications with its shareholders and to obtain, and appropriately address, feedback received from its shareholders. In fulfilling this responsibility, the Board shall, among other things:

○	ensure management includes an investor relations professional who is experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders;
○	establish and maintain a Board shareholder engagement process in order to solicit the views of significant shareholders on the Company’s strategy, performance and executive compensation program;
○	provide shareholders with a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote on executive compensation; and
○	provide shareholders with a procedure to communicate directly with the Board.

Risk Management

The Board is responsible for establishing the appropriate risk appetite for the Company and ensuring that the principal risks of the Company’s business, including, but not limited to, environmental, operating, political, financial, geological, legal and regulatory risks, are identified, assessed and understood by the Board and senior management and that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of Golden Star.

The Board shall, in fulfilling this responsibility, review the Company’s enterprise risk management program on at least an annual basis, including its risk management practices and the guidelines, policies and processes underlying such enterprise risk management program.

Public Disclosure

The Board is responsible for overseeing the Company’s continuous disclosure program with a view to satisfying itself that procedures are in place to ensure material information is disclosed accurately and in a timely fashion.

The Board will, among other things, require that Golden Star maintain a disclosure policy which sets out the procedures to be followed to ensure that information required to be disclosed by the Company is properly collected and accurately recorded, processed and summarized and reported on a timely basis and that the Company complies with all applicable laws, rules and regulations relating to financial reporting and disclosure.

The Board will also ensure that procedures are in place to ensure that developments at all levels of the organization are promptly and accurately reported to senior management and, ultimately, to the CEO and the Board.

Board Mandate

Advisors

The Board has sole authority to retain, obtain the advice of, and terminate any consultant, external legal counsel or other advisor, to assist it in the performance of its duties. Golden Star will provide appropriate funding, as determined by the Board, for payment of reasonable compensation to any advisor retained by the Board. The Board shall have sole authority to approve such consultants’ fees and retention terms, and shall be directly responsible for the selection, compensation and oversight of the advisors it retains.

Access to Management & Information

Board members will have full and free access to officers and employees of the Company and the Company’s books and records. Any meetings or contacts that a Board member wishes to initiate may be arranged through the CEO or the Corporate Secretary. Board members will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

Board Evaluation

The Board shall review, at least annually, the Board’s duties, responsibilities and performance and determine if any changes in practices of the Board or amendments to this Mandate are necessary or otherwise deemed appropriate by the Board.

Additional Assignments

The Board shall undertake such additional responsibilities as from time to time may be required by Golden Star’s incorporation documents or bylaws or required by applicable law or stock exchange rules.

RESPONSIBILITIES OF DIRECTORS

The primary responsibility of individual directors is to act honestly and in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Golden Star and its shareholders.

The Board has developed the following specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board:

-	Understand the Company and its Business. Each director is expected to develop and maintain a thorough understanding of Golden Star’s business, its strategy, business operations, financial position and performance, the risks it faces and the social and political environments in which it operates.
-	Loyalty and Ethics. All directors owe a duty of loyalty to Golden Star which requires each director to put the best interests of Golden Star ahead of any other commercial interest he or she may have. Directors are expected to conduct themselves in accordance with Golden Star’s Code of Ethics for Directors and Officers and its Business Conduct and Ethics Policy. Directors must disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter unless asked by the Board to do so.
-	Prepare for Meetings. Directors are expected to diligently prepare for each meeting, including by reviewing all materials circulated in advance of each meeting and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, committee Chairs, the CEO and any other appropriate senior officer to ask questions and discuss agenda items prior to meetings.
-	Attend Meetings. Directors are expected to maintain a high attendance record at meetings of the Board. Attendance by telephone or video conference may be used to facilitate a director’s attendance.
-	Participate in Meetings. Directors are expected to be active and effective participants in the deliberations of the Board by participating fully and frankly in Board discussions and encouraging free and open discussion of the affairs of the Company.

Board Mandate

-	Continuing Education. Directors are expected to pursue continuing education opportunities to maintain and enhance their abilities as directors and ensure that their knowledge of the business of the Company remains current. The Board may determine that the costs of particular continuing education opportunities be assumed by Golden Star.
-	Other Directorships and Significant Activities. Golden Star values the experience directors bring from other boards on which they serve and other activities in which they participate but recognizes that those boards and activities may also present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each director should, when considering membership on another board, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Golden Star. The Board believes that this objective is served by limiting the number of other public company boards a director may serve on to three. Directors must advise the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee and the CEO before accepting membership on the board of another public company or establishing other significant relationships, particularly those that may result in significant time commitments.
-	Confidentiality. Each director must maintain the confidentiality of information received in connection with his or her services as a director of the Company.
-	Share Ownership. Non-executive members of the Board are required to have an equity interest in Golden Star with a value equal to at least three times the amount of the annual retainer for a Board member within five years of their appointment to the Board. The CEO is required to have an equity interest in Golden Star with a value equal to at least three times the amount of the CEO’s base salary within five years of his or her appointment as CEO.

Last Approved by the Board of Directors: February 21, 2020

Board Mandate

SCHEDULE “A” – MATTERS REQUIRING BOARD APPROVAL

A.1 The Board has the statutory responsibility for considering the following matters and may not delegate such matters to committees of the Board or to management of the Company:

-	the submission of any question or matter to the shareholders of the Company which requires the approval of the shareholders;
-	the filling of a vacancy among the directors or in the office of auditor, or the appointment of additional directors;
-	the issuance of securities;
-	the declaration of dividends;
-	the purchase, redemption or any other form of acquisition of shares issued by the Company;
-	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Company from the Company or from any other person or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;
-	the approval of a management proxy circular;
-	the approval of a take-over bid circular, directors’ circular or issuer bid circular;
-	the approval of an amalgamation of the Company;
-	the approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public;
-	the approval of an amendment to the articles of the Company; and
-	the adoption, amendment or repeal of any by-law of the Company.

A.2 In addition to those matters which at law cannot be delegated, the following matters (as well as any other matters that may be specified by the Board from time to time) must be referred to the Board (or an appropriate committee of the Board where delegation to a committee is permitted by law) in advance of any commitment or substantial negotiation for approval:

-	annual budgets;
-	entering into transactions of a fundamental nature such as reorganizations, material acquisitions or dispositions;
-	entering into, or making a material modification to, any agreement or commitment to become liable for any debt obligations or guarantees involving more than USD$3 million (the “Threshold Amount”) (based on the “materiality” threshold used by GSR’s independent auditors), or subjecting any assets of the Company to a security interest;
-	any transaction involving a purchase, contract, merger, combination, acquisition, disposal or other contract that (a) requires shareholder approval or (b) involves a sum of more than the Threshold Amount;
-	committing to make any capital expenditure in excess of the Threshold Amount that is not otherwise already part of the Company’s approved operating budget;
-	entering into any contract, agreement or commitment out of the ordinary course of business;
-	entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business;

Board Mandate

-	terminating, suspending or significantly modifying any material business activity or business strategy of the Company or undertaking a new business activity;
-	making any material change to a business or strategic plan that has been approved by the Board;
-	initiating or settling any legal proceeding involving a payment that exceeds the Threshold Amount; and
-	the appointment, compensation and/or removal of the CEO, any senior officer of the Company, a director or the Chair of the Board.

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